                                                        [GERDAU AMERISTEEL LOGO]

                                                              Annual Report 2003

VISION                                                                   [PHOTO]

To be recognized as the most successful company in the steel industry.

MISSION

To create value for our customers, employees, shareholders and communities through the engagement of people and excellence of operations.

VALUES

- Safety

- Integrity

- Customer Driven Culture

- Investment in People, Processes, and Technology

- Engaged Employess

- Open Communication

- Community and Environmental Awareness

- Profitability

                                                        [GERDAU AMERISTEEL LOGO]

                                                              Annual Report 2003

4    Financial Highlights

6    To Our Shareholders

8    Management's Discussion and Analysis

         9   Results of Operations

        12   Liquidity and Capital Resources

        14   Segments

        15   Selected Consolidated Financial Information

        15   Change in Accounting Policy

        15   Risks and Uncertainties

18    Report of Independent Certified Public Accountants

19    Consolidated Financial Statements

        23   Notes to the Consolidated Financial Statements

46    Gerdau Ameristeel Corporate Officers

ABOUT GERDAU AMERISTEEL

Through a combined network of 11 minimills with annual manufacturing capacity in excess of 6.8 million tons of finished steel products, Gerdau Ameristeel services long products and flat rolled customers throughout the eastern half of North America. Gerdau Ameristeel mini-mills are vertically integrated with 13 scrap recycling facilities, and 32 downstream businesses (including six acquired in Q1 2004) that produce specialty steel products and fabricated steel mainly for use in the construction and industrial markets. As of December 31, 2003 Gerdau Ameristeel had approximately 198 million common shares outstanding, and the shares are traded on the Toronto Stock Exchange under the symbol GNA.TO. For additional financial and investor information, visit www.gerdauameristeel.com.

FINANCIAL HIGHLIGHTS

                                                              YEAR ENDED DECEMBER 31
                                                 ------------------------------------------------
(US$ IN THOUSANDS EXCEPT SHARE DATA)                 2003                                2002
                                                    ACTUAL                             PRO FORMA
                                                 ------------                         -----------
INCOME STATEMENT (1)
   Net sales                                     $  1,927,839                         $ 1,676,176
   Operating Profit                                    (1,294)                             95,106
   Net Income                                         (20,741)                             39,608
   EBITDA                                              81,232                             169,130
   EPS - Basic                                          (0.11)                               0.18
   EPS - Diluted                                        (0.11)                               0.18
BALANCE SHEET (1)
   Working Capital (2)                           $    335,954                         $   310,582
   Debt                                               666,987                             598,288
   Book Value                                         551,510                             513,964
   Market Capitalization (based on US$                719,070                             289,213
   per share)
   Share price (based on                                 3.63                                1.46
   US$ per share)
TONS SHIPPED
(SHORT TONS IN THOUSANDS) (1)
   Steel mill shipments                             4,939,175                           4,496,991
   Fabricated shipments                               630,966                             655,539
   Total shipments                                  5,570,141                           5,152,530

-----------------
(1) Include 50% joint venture of Gallatin Steel

(2) Excludes debt

Annual Report 2003 Gerdau Ameristeel

                             TOTAL SHIPMENTS (TONS)

                                  [BAR CHART]

2002    5,152,530
2003    5,570,141

                                NET SALES (US$)

                                  [BAR CHART]

2002    $1.7 B
2003    $1.9 B

                                  EBITDA (US$)

                                  [BAR CHART]

2002    $169 M
2003    $ 81 M

                             GNA. TO (BASED ON CDN$)

             DAILY TRADING PRICE AND VOLUME - TORONTO STOCK EXCHANGE

                                  [LINE CHART]

                                            Annual Report 2003 Gerdau Ameristeel

                               TO OUR SHAREHOLDERS

Fiscal year 2003 started very similarly to the three previous years, with stagnant North American steel demand, intense market competition, and escalating scrap raw material and energy costs. Steel prices and margins throughout the North American steel industry were compressed to historical ten year lows. This protracted economic down cycle created liquidity and solvency pressures for steel producers and customers, and contributed to industry consolidation, capacity rationalization and capital expenditure constraints.

In recognition of the attractive business opportunities that emerged in this distressed environment, Gerdau Ameristeel actively participated in the industry consolidation and embarked on an aggressive expansion and post-merger integration during 2003. On October 23, 2002, Gerdau S. A. combined its North American operations with those of Co-Steel, Inc. to form Gerdau Ameristeel Corporation (GNA). Gerdau Ameristeel is now the second largest minimill producer of long steel products in North America with over 6.8 million tons of engineer-rated steel capacity. Through its integrated network of 11 minimills (including one 50%-owned minimill), 13 scrap recycling facilities and 32 downstream steel fabricating divisions, Gerdau Ameristeel serves a wide range of steel customers throughout the eastern half of North America.

Challenged with a hostile market environment and a complex post-merger integration, Gerdau Ameristeel achieved significant operational success but disappointing financial results. For the fiscal year, Gerdau Ameristeel realized a 2003 net loss of $20.7 million and EBITDA of $81.2 million on net sales of $1,928 million; down sharply from 2002 pro forma net income of $39.6 million and EBITDA of $169.1 million on net sales of $1,676 million.

Gerdau Ameristeel made notable progress toward unifying the merged companies under a common culture, business strategy and brand name. That progress was dampened, however, by the difficult industrial environment in 2003. Our first priority following the merger was to concentrate our sales efforts under a single brand identity and a common database for order entry and inventory availability. This centralized marketing organization serves U.S. customers from the executive office in Tampa, Florida, and serves our Canadian customers from Toronto, Ontario. Our efforts to unify our customer base, manufacturing capabilities and transportation logistics were rewarded with steel shipments increasing 8 percent from 5,152,000 tons (pro forma 2002) to 5,570,000 tons in 2003.

The second integration priority was to revitalize the company's leadership talent, technical skills and operational standards and realize the cost synergy opportunities available from the merger. Resources were dedicated to internal personnel communications, skills training and strategic redirection of the combined operations. One of the key competitive strengths of Gerdau Ameristeel is the ability to introduce and culturally adapt a systematic business process based on world-class operational benchmarks. This standardized improvement process is structured around the active involvement of committed employee teams and continuous feedback regarding attainment of performance goals. For the first year of the merger, the implementation and acceptance of this innovative business system progressed rapidly, and there are clear indications of a widespread cultural shift among the employees.

Parallel to the cultural revitalization was a critical need to address equipment deficiencies, maintenance neglect and spare part shortages within the acquired operations. Gerdau Ameristeel formalized comprehensive technology assessments and recovery plans during 2003 and initiated an economically justifiable modernization program. These selective capital investments complement the process improvement activities and help ensure our attainment of the world-class operational benchmarks.

In June, we successfully refinanced the short-term debt from the merged companies through the issuance of long-term debt in the form of $350 million revolving credit and $405 million of 10 3/8%, senior unsecured notes. This balance sheet restructuring provides Gerdau Ameristeel with a more permanent layer of capital and improves liquidity as we move forward in uncertain times.

In addition to the management challenges of the integration, the organization made great strides in continuing the physical equipment investments and process improvements within the core operations of the pre-merger steel mills and downstream business segments. Unfortunately, the improved financial performance of the core assets was overshadowed by the adversity of the margin compression and the non-recurring expenses from the merger integration.

Annual Report 2003 Gerdau Ameristeel

OUTLOOK

With China's economic growth fueling worldwide steel and scrap raw material demand, steel industry conditions changed dramatically starting in the fourth quarter of 2003. We have witnessed unprecedented escalation of scrap raw material costs, and steel prices have risen well past historic highs. This situation is being further fueled by fluctuations in currency exchange rates, declines in steel imports and the upturn in the North American and other world economies. While market conditions are extremely volatile and unpredictable, steel margins have quickly recovered to attractive levels.

The global steel supply-and-demand balance has shifted from an apparent surplus to an apparent shortage. Imports of finished steel products into North America have declined significantly, while exports of scrap raw materials increased, making them less available to domestic steel producers. Currently, both scrap raw material and finished goods inventories are unusually low and demand continues at a robust level.

Pricing power appears to be in the hands of the producers, while customers are narrowly focused on monitoring product availability in an expanding economic climate. The industry has not experienced an equivalent degree of confusion and uncertainty concerning the business outlook in recent times.

The emerging market trends are favorable for increasing steel producer profit margins, but there are discernable business risks. The roller coaster pattern of customer hedge buys and demand lulls caused by steel price hikes intensifies the unpredictability of steel demand. The inflated pricing environment also increases pressure on working capital availability and raises the liquidity stress on under capitalized competitors and customers. Operational efficiency is also challenged by the volatility in production schedules and the fluctuations in transportation resources.

Gerdau Ameristeel is closely monitoring the continued sustainability of the current pricing and margin conditions. Along with promising improvements to the overall economic outlook and favorable seasonal trends, these prevailing market conditions should contribute to significantly improved financial performance in 2004. The merger and the integration activities of 2003 appear to be well timed and opportunistic for the emerging cyclical recovery of the domestic steel industry.

/s/ Jorge Gerdau Johannpeter             /s/ Phillip E. Casey
    Chairman of the Board                    President and CEO
    March 26, 2004

                                            Annual Report 2003 Gerdau Ameristeel

In this report, "Gerdau Ameristeel" and "Company" refer to Gerdau Ameristeel Corporation, its subsidiaries and 50%-owned joint ventures. This report contains forward-looking information with respect to our operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in this Management's Discussion and Analysis. The following discussion and analysis is dated March 26, 2004, and should be read in conjunction with the consolidated statements and the accompanying notes.

The discussion that follows and other portions of this document contain some forward-looking statements. Forward-looking statements may also be included in other written and oral statements made or released by the Company and its representatives. You can identify forward-looking statements by the fact they do not relate strictly to historical or current facts. They may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning. Forward-looking statements describe the Company's expectations today of what it believes is most likely to occur or reasonably achievable in the future, but they do not predict or assure any future occurrence and may turn out to be wrong. In particular, forward-looking statements in this document include those regarding the Company's business strategy and its growth and expansion plans and strategies. Forward-looking statements are subject to both known and unknown risks and uncertainties and can be affected by inaccurate assumptions the Company might make. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially. The Company does not undertake any obligation to publicly update any forward-looking statements to reflect new information or future events or occurrences.

The Company cautions readers that, in addition to the business, economic and legal factors that affect steel manufacturers generally, as well as other important factors included elsewhere in this document, and described in other documents publicly disclosed, the important factors discussed below could affect the Company's actual results and could cause future events or circumstances to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. Other factors besides those discussed here could also affect the Company's actual results.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Gerdau Ameristeel's financial results are presented in United States dollars and in accordance with Canadian generally accepted accounting principles (GAAP). Management believes EBITDA (earnings before interest, taxes, depreciation and amortization), a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. EBITDA is calculated by adding income before tax and interest expense, depreciation and amortization. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows.

On October 23, 2002, Gerdau S.A. combined its North American operations, referred to as Gerdau North America, with Co-Steel Inc. to form Gerdau Ameristeel Corporation. The accounting treatment for this combination is the reverse-takeover method of purchase accounting. This method is appropriate because the controlling shareholder of Gerdau North America became the owner of more than 50% of the voting shares of the combined entity, Co-Steel, renamed Gerdau Ameristeel, on a fully diluted basis following the transaction.

Our financial results for the three and twelve months ended December 31, 2002, are the financial results for Gerdau North America, the predecessor company for accounting purposes and include the results of the Co-Steel operations from October 23, 2002. Also included in this report is pro forma information for the three and twelve months ended December 31, 2002, which was prepared as if the combination with Co-Steel had taken place on January 1, 2002, adjusted for the impact of purchase price allocations and resulting acquisition accounting adjustments. Management believes this information is informative disclosure with respect to our operations. However, this pro forma information does not purport to represent what actual operating results would have been during those periods or to project what future results will be in any future periods.

Annual Report 2003 Gerdau Ameristeel

RESULTS OF OPERATIONS

THREE MONTHS ENDED DECEMBER 31, 2003, COMPARED TO THREE MONTHS ENDED DECEMBER 31, 2002

The following table summarizes the results of Gerdau Ameristeel for the three months ended December 31, 2003, and for the three months ended December 31, 2002, on a pro forma and historical basis.

                                                        FOR THE THREE MONTHS ENDED
                                                             DECEMBER 31, 2002        DECEMBER 31, 2002
                                   DECEMBER 31, 2003             Pro Forma               Historical
SHIPMENTS (TONS)
     Rebar                               349,471                 295,926                    270,363
     Merchants/Special Sections          509,283                 419,719                    388,574
     Rod                                 188,478                 140,015                    103,626
     Flat Rolled                         205,363                 164,748                    119,918
   Total Mill Finished Steel           1,252,595               1,020,408                    882,481
   Fabricated Steel                      151,915                 142,166                    128,845
     Total                             1,404,510               1,162,574                  1,011,326
WEIGHTED AVERAGE SELLING
PRICE ($/TON)
   Mill external
   shipments                         $    328.45            $     296.64                $    291.16
   Fabricated steel shipments             445.32                  426.81                     430.65
SCRAP CHARGED ($/TON)                $    128.58            $      93.81                $     93.21
METAL SPREAD-MILL EXTERNAL
SHIPMENTS ($/TON)                    $    199.87            $     202.83                $    197.95

                                                                               FOR THE THREE MONTHS ENDED
                                                                                    DECEMBER 31, 2002       DECEMBER 31, 2002
                                                        DECEMBER 31, 2003              Pro Forma                Historical
INCOME STATEMENT (US$ IN THOUSANDS EXCEPT EPS)
   Net Sales                                             $   526,569                 $   390,816              $  338,433
   Income (loss) from operations                               1,275                      17,190                  11,754
   Net (Loss) Income                                          (2,599)                      8,454                   3,527
   EBITDA                                                     23,520                      39,778                  31,917
   EPS - Basic                                                 (0.01)                       0.04                    0.01
   EPS - Diluted                                               (0.01)                       0.04                    0.01

Note: EBITDA is earnings before interest, taxes, depreciation and amortization

NET SALES: Finished tons shipped for the three months ended December 31, 2003, were 1,404,510 tons compared to 1,011,326 tons for the three months ended December 31, 2002, on a historical basis and 1,162,574 tons for the three months ended December 31, 2002, on a pro forma basis, an increase of 393,184 tons and 241,936 tons, or 38.8% and 20.8%, respectively. The increase in tons in the three months ended December 31, 2003, reflects stronger steel demand from the prior year and many customers buying ahead of price increases announced for first quarter, 2004. Net sales for the three months ended December 31, 2003, were $526.6 million compared to $338.4 million on a historical basis and $390.8 million on a pro forma basis for the three months ended December 31, 2002, an increase of $188.2 million or 55.6% and $135.8 million or 34.7%, respectively. Compared to last year's historical results, the October 2002 merger with Co-Steel contributed additional net sales of $52.4 million for the three months ended December 31, 2003.

Average mill finished goods selling prices were $328 per ton for the three months ended December 31, 2003, up by approximately $32 per ton or 10.7% from the average pro forma selling prices for the same period in 2002. However, selling price increases were more than offset by scrap raw material costs that increased $35 per ton, or 37.3% to $129 per ton for the three months ended December 31, 2003,

                                           Annual Report 2003 Gerdau Ameristeel
compared to $94 per ton on a pro forma basis for the same period last year. Strong demand for scrap materials from China combined with the relative valuation of the U.S. dollar versus the currencies of Europe, Japan, Canada and other steel producing countries have increased the attractiveness of scrap material exports.

COST OF SALES: Cost of sales as a percentage of net sales increased to 90.4% for the three months ended December 31, 2003, compared to 87.4% for the three months ended December 31, 2002, on a historical basis and 86.7% on a pro forma basis. Cost of sales for the three months ended December 31, 2003, was $476.0 million compared to $295.8 million on a historical basis and $338.7 million on a pro forma basis, an increase of $180.2 million or 60.9% and $137.3 million, or 40.5%, respectively.

Higher cost of goods sold reflects a sharp increase in scrap raw material and mill manufacturing costs. Scrap costs typically account for approximately 35% to 45% of our mill production costs. In the three months ended December 31, 2003, average scrap costs were approximately $35 per ton higher than in the three months ended December 31, 2002, on a pro forma basis. Scrap costs represented approximately 46% of mill production costs in the three months ended December 31, 2003, compared to approximately 41% for the same period in 2002 on a historical basis. Mill manufacturing costs were higher in the fourth quarter primarily due to normal production curtailments during the winter holidays, planned shutdowns for maintenance and capital equipment startup.

SELLING AND ADMINISTRATIVE: Selling and administrative expenses as a percentage of net sales for the three months ended December 31, 2003, were 5.3% compared to 5.0% for the same period in the prior year on a historical basis and 4.7% on a pro forma basis. Selling and administrative expenses for the three months ended December 31, 2003, were $27.9 million compared to $16.8 million for the three months ended December 31, 2002, on a historical basis, and $18.5 million on a pro forma basis, an increase of $11.1 million and an increase of $9.4 million, respectively. Included in selling and administrative expenses for the three months ended December 31, 2003 is a non-cash pretax charge of $8.0 million for equity based compensation expense to mark-to-market outstanding stock appreciation rights (SARs) held by employees. The SARs were issued over the last five years and represent the predominant form of the Company's equity based compensation. The expense reflects the mark-to-market accounting for the appreciation in the Company's common shares from $2.23 per share on September 30, 2003, to $3.63 per share on December 31, 2003.

DEPRECIATION: Depreciation for the three months ended December 31, 2003, was $22.8 million compared to $20.2 million for the three months ended December 31, 2002, on a historical basis, and $22.4 million on a pro forma basis, an increase of $2.6 million and a decrease of $.4 million, respectively. The increase in depreciation for the three months ended December 31, 2003, reflects depreciation expense for several major equipment additions placed in service during the fourth quarter of 2003.

OTHER OPERATING INCOME: Other operating income for the three months ended December 31, 2003, was $1.4 million resulting from a gain on the sale of property and equipment, a gain on the sale of investment securities and a payment received from U.S. Customs for dumping claims reimbursement. Other operating income for the three months ended December 31, 2002, on a historical basis was $6.1 million relating to insurance and litigation settlements.

INTEREST EXPENSE AND AMORTIZED DEFERRED FINANCING COSTS: Interest expense and amortized deferred financing costs were $15.1 million for the three months ended December 31, 2003, compared to $8.3 million on a historical basis for the three months ended December 31, 2002, and $6.8 million on a pro forma basis before taking into account the effect of refinancing. The increase in expense for the three months ended December 31, 2003, reflects the interest expense and deferred financing costs associated with the 2003 refinancing.

INCOME TAXES: Statutory income tax rates in the United States (including both federal and state) and Canada (including federal and provincial) are approximately 40% and 35%, respectively, for the three months ended December 31, 2003 and 2002, and provide a blended provision of approximately 36% and 38%, respectively, for the three months ended December 31, 2003 and 2002. Tax credits increased income tax benefit approximately $7.0 million in the three months ended December 31, 2003, and reduced income tax expense approximately $1.9 million in the three months ended December 31, 2002.

Annual Report 2003 Gerdau Ameristeel

TWELVE MONTHS ENDED DECEMBER 31, 2003, COMPARED TO TWELVE MONTHS ENDED DECEMBER 31, 2002

The following table summarizes the results of Gerdau Ameristeel for the twelve months ended December 31, 2003, and for the twelve months ended December 31, 2002, on a pro forma and historical basis.

                                                                     FOR THE TWELVE MONTHS ENDED
                                               DECEMBER 31, 2003           DECEMBER 31, 2002        DECEMBER 31, 2002
                                                                              Pro Forma                 Historical
SHIPMENTS (TONS)
     Rebar                                          1,523,252                   1,275,267                  838,182
     Merchants/Special Sections                     2,030,250                   1,859,020                1,424,252
     Rod                                              641,699                     652,869                  165,753
     Flat Rolled                                      743,974                     709,835                  119,918
   Total Mill Finished Steel                        4,939,175                   4,496,991                2,548,105
   Fabricated Steel                                   630,966                     655,539                  566,462
     Total                                          5,570,141                   5,152,530                3,114,567
WEIGHTED AVERAGE SELLING PRICE ($/TON)
   Mill external shipments                       $     309.23                $     282.71             $     289.77
   Fabricated steel shipments                          436.24                      433.28                   439.79
SCRAP CHARGED ($/TON)                            $     110.40                $      89.27             $      89.32
INCOME STATEMENT (US$ IN THOUSANDS EXCEPT EPS)
     Net Sales                                   $  1,927,839                $  1,676,176             $  1,036,055
     Income (Loss) from operations                     (1,294)                     95,106                   53,180
     Net (Loss) Income                                (20,741)                     39,608                   11,132
     EBITDA                                            81,232                     169,130                  110,870
     EPS - Basic                                        (0.11)                       0.18                     0.07
     EPS - Diluted                                      (0.11)                       0.18                     0.07

Note: EBITDA is earnings before interest, taxes, depreciation and amortization

NET SALES: Finished tons shipped for the twelve months ended December 31, 2003, were 5,570,141 tons compared to 3,114,567 tons for the twelve months ended December 31, 2002, on a historical basis and 5,152,530 tons for the twelve months ended December 31, 2002, on a pro forma basis, an increase of 78.8% and 8.1%, respectively. Net sales for the twelve months ended December 31, 2003, were $1,927.8 million compared to $1,036.1 million for the twelve months ended December 31, 2002, on a historical basis and $1,676.2 million on a pro forma basis for the twelve months ended December 31, 2002, an increase of $891.7 million, or 86.1%, and $251.6 million, or 15.0%, respectively. Compared to last year's historical results, the October 2002 merger with Co-Steel contributed additional net sales of $640.1 million for the twelve months ended December 31, 2003.

Average mill finished goods selling prices were $309 per ton for the twelve months ended December 31, 2003, up by approximately $27 per ton, or 9.4%, from the average pro forma selling prices for the same period in 2002. However, selling price increases were largely offset by scrap raw material costs that increased $21 per ton, or 23.7% to $110 per ton for the twelve months ended December 31, 2003, compared to $89 per ton on a pro forma basis for the same period last year.

COST OF SALES: Cost of sales as a percentage of net sales increased to 91.3% for the twelve months ended December 31, 2003, compared to 83.7% for the twelve months ended December 31, 2002, on a historical basis and 85.3% on a pro forma basis. Cost of sales for the twelve months ended December 31, 2003, was $1,759.9 million compared to $1,429.4 million for the twelve months ended December 31, 2002, on a pro forma basis, an increase of $330.5 million, or 23.1%.

Higher cost of goods sold reflects a sharp increase in scrap raw material and energy costs. In the twelve months ended December 31, 2003, average scrap costs were approximately $21 per ton higher than in the twelve months ended December 31, 2002, on a pro forma basis. Scrap costs typically account for approximately 35% to 45% of mill production costs. They represented approximately 44% of mill production costs in the twelve months ended December 31, 2003, compared to approximately 41% for the same period in 2002. For the twelve months of 2003, energy costs averaged $35 per ton of steel produced, an increase of approximately 12% compared to the same period last year.

                                            Annual Report 2003 Gerdau Ameristeel

SELLING AND ADMINISTRATIVE: Selling and administrative expenses as a percentage of net sales for the twelve months ended December 31, 2003, were 4.5% compared to 6.0% for the same period in the prior year and 4.8% on a pro forma basis. Selling and administrative expenses for the twelve months ended December 31, 2003, were $87.2 million compared to $62.2 million for the twelve months ended December 31, 2002, on a historical basis, and $81.2 million on a pro forma basis for that period, an increase of $25.0 million and $6.1 million, respectively. Included in selling and administrative expenses for the twelve months ended December 31, 2003, is a non-cash pretax charge of $9.4 million for equity based compensation expense to mark to market outstanding stock appreciation rights
(SARs) held by employees. The SARs were issued over the last five years and represent the predominant form of the Company's equity based compensation. The expense reflects the mark to market accounting for the appreciation in the Company's common shares from $1.46 per share on December 31, 2002, to $3.63 per share on December 31, 2003. Excluding the $9.4 million charge in fiscal 2003, there is approximately $3.3 million saving compared to pro forma results for 2002, reflecting the elimination of redundant overhead and economies of scale of the merged company. The $25.0 million increase in selling and administrative expenses for the twelve months ended December 31, 2003, includes the $9.4 million pretax charge for SARs mark to market and the inclusion of selling and administrative expenses associated with the addition of the Co-Steel locations for the full year.

DEPRECIATION: Depreciation for the twelve months ended December 31, 2003, was $83.3 million compared to $58.7 million for the twelve months ended December 31, 2002, on a historical basis, and $79.6 million on a pro forma basis, an increase of $24.6 million and $3.7 million, respectively.

OTHER OPERATING EXPENSE: Other operating income for the twelve months ended December 31, 2003, was approximately $1.2 million which primarily consists of income of $3.5 million in electric power rebates from the Province of Ontario and a $1.8 million charge from a settlement of environmental warranties from the May 2000 sale of Co-Steel's Mayer Parry Recycling unit in England. Other operating income for the twelve months ended December 31, 2002, on a historical basis included $6.1 million insurance settlement offset by $1.0 million relating to the closing of certain of the Company's fabricating plants.

INTEREST EXPENSE AND AMORTIZED DEFERRED FINANCING COSTS: Interest expense and amortized deferred financing costs were $54.2 million for the twelve months ended December 31, 2003, compared to $39.8 million on a historical basis for the twelve months ended December 31, 2002, and $37.7 million on a pro forma basis before taking into account the refinancing. Included in deferred finance costs for the twelve months ended December 31, 2003, was a charge of $2.1 million relating to the write-off of un-amortized costs relating to debt extinguished in the June 2003 refinancing.

INCOME TAXES: Statutory income tax rates in the United States (including both federal and state) and Canada (including federal and provincial) are approximately 40% and 35%, respectively, for the twelve months ended December 31, 2003, and 2002 and provide a blended provision of approximately 36% and 38%, respectively, for the twelve months ended December 31, 2003, and 2002. Tax credits increased income tax benefit approximately $15.2 million in the twelve months ended December 31, 2003, and reduced income tax expense approximately $8.2 million in the twelve months ended December 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

OPERATING ACTIVITIES: Net cash provided by operations for the twelve months ended December 31, 2003, was $43.9 million compared to net cash provided by operations of $34.1 million for the twelve months ended December 31, 2002.

With increasing scrap material costs, the Company is increasing its working capital requirements due to higher-cost inventories of scrap, billets and finished products. Also, accounts receivable have increased as the Company has raised mill selling prices in response to the higher scrap costs. There is some offsetting increase in accounts payable; however, working capital requirements have increased due to the increasing scrap costs. The Company believes it has sufficient sources of liquidity to meet its working capital requirements. (See Credit Facilities and Indebtedness.)

INVESTING ACTIVITIES: Net cash used in investing activities was $56.6 million in the twelve months ended December 31, 2003, compared to $21.4 million in the twelve months ended December 31, 2002, an increase of $35.2 million. For the twelve months ended December 31, 2003, capital expenditures totalled $59.2 million and included a new warehouse at the Cartersville, Ga., mill, rolling mill electrical control system upgrades at the Knoxville, Tenn., and Charlotte, N.C., mills, a caster upgrade at the Jackson, Tenn., mill and a new pollution control system at the Cambridge, Ontario, mill. In June 2002, the Company spent $8.4 million to acquire the assets of our Cartersville cold drawn plant.

Annual Report 2003 Gerdau Ameristeel

FINANCING ACTIVITIES: Net cash provided by financing activities was $7.1 million in the twelve months ended December 31, 2003, compared to cash used in financing activities of $1.2 million in the twelve months ended December 31, 2002. Debt increased in 2003 primarily to support increasing working capital needs and capital expenditures made in fiscal 2003.

CREDIT FACILITIES AND INDEBTEDNESS

On June 27, 2003, the Company refinanced most of its outstanding debt by issuing $405.0 million of 10 3/8% Senior Notes and entered into a $350.0 million Senior Secured Credit Facility with a syndicate of lenders. The proceeds were used to repay existing indebtedness under several lending arrangements and to pay costs associated with the refinancing. Following the refinancing, the principal sources of liquidity are cash flow generated from operations and borrowings under the new Senior Secured Credit Facility. The Company believes these sources will be sufficient to meet its cash flow requirements. The principal liquidity requirements are working capital, capital expenditures and debt service. The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

The following is a summary of existing credit facilities and other long tem debt:

SENIOR SECURED CREDIT FACILITY: The Senior Secured Credit Facility provides commitments of up to $350.0 million. The Company will be able to borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, and
(ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company's operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility will be based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. On December 31, 2003, there was approximately $135.0 million outstanding and approximately $130.3 million available under the Senior Secured Credit Facility.

Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers' acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. Our Senior Secured Credit Facility contains restrictive covenants that limit our ability to engage in specified types of transactions without the consent of the lenders. Limitations include incurring additional debt, issuing redeemable stock and preferred stock, paying dividends on our common shares, selling or otherwise disposing of certain assets and entering into mergers or consolidations.

SENIOR NOTES: On June 27, 2003, the Company issued $405.0 million in 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly owned subsidiary of the Company's parent, Gerdau S.A. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured, are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt. Interest on the notes accrues at 10 3/8% per annum (10.75% effective rate) and is payable semi-annually on July 15 and January 15. At any time prior to July 15, 2006, the Company may redeem up to 35% of the original principal amount of the notes with the proceeds of one or more equity offerings of common shares at a redemption price of 110.75% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption. The indenture governing the notes permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. On January 23, 2004, the Company completed the exchange of the Senior Notes. The exchanged notes have substantially the same form and terms as the original notes issued on June 27, 2003. The exchanged notes were issued under a prospectus in Ontario, and the exchanged notes and subsidiary guarantees have been registered under the U.S. Securities Act of 1933, as amended, and are not subject to restrictions on transfer.

AMERISTEEL BRIGHT BAR, INC. TERM LOAN: On December 31, 2003, AmeriSteel Bright Bar, Inc. had a $3.2 million term loan outstanding. The loan bears interest at a fixed rate of 6% and matures in September 2011.

INDUSTRIAL REVENUE BONDS: The Company had $27.4 million of industrial revenue bonds outstanding as of December 31, 2003. $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc. in prior years to construct facilities in Jackson, Tennessee; Charlotte, North Carolina; and Plant City, Florida. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The interest rates on these bonds range from 50% to 75% of the prime rate. The industrial revenue bonds mature in 2014, 2017 and 2018. These bonds are secured by letters of credit issued under the Senior Secured Credit Facility.

                                            Annual Report 2003 Gerdau Ameristeel

JOINT VENTURE FACILITY: The Company's joint venture, Gallatin Steel, has a $40.0 million revolving credit facility with $2.1 million outstanding as of December 31, 2003. Under Canadian GAAP, 50% of the indebtedness is reflected on Gerdau Ameristeel's consolidated balance sheet.

RELATED PARTY LOANS: In the first quarter of 2003, a subsidiary of Gerdau S.A. made loans totaling $30.0 million to the Company to increase liquidity within the group. These loans were used for working capital purposes, bore interest at the rate of 6.5% and were repaid in the second quarter of 2003 using proceeds from the refinancing. In conjunction with the issuance of the $405 million Senior Notes in June 2003, $35.0 million of the notes were sold to an indirect wholly owned subsidiary of the Company's parent, Gerdau S.A. (See Senior Notes above.)

CONVERTIBLE DEBENTURES: The Company has unsecured, subordinated convertible debentures in the principal amount of Cdn$125.0 million, which bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into our common shares at a conversion price of Cdn$26.25 per share. Under the terms of the trust indenture for the convertible debentures, no adjustment to the conversion price is required if the Company issues common shares in a customary offering. The debentures are redeemable, at the Company's option, at par plus accrued interest, and the Company has the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption

CAPITAL LEASES: Gerdau Ameristeel had $3.0 million in capital leases as of December 31, 2003, including the Company's 50% share of the Gallatin Steel capital leases.

CAPITAL EXPENDITURES: Gerdau Ameristeel spent $59.2 million on capital projects in the twelve months ended December 31, 2003, compared to $33.5 million in the same period in 2002. Capital projects included a new warehouse at the Cartersville mill, rolling mill electrical control system upgrades at the Knoxville and Charlotte mills, a caster upgrade at the Jackson mill and a new pollution control system at the Cambridge mill. The Company expects to spend approximately $70.0 million on capital projects in 2004 which includes approximately $28.0 million in carryover projects from fiscal 2003. Major capital projects in 2004 include caster upgrades of $10.0 million, mill control upgrades of $5.5 million, warehouse and material handling improvements of $16.0 million, sub-station upgrades of $3.5 million, reheat furnace improvements of $10.0 million and information system upgrades of $4.0 million.

SEGMENTS

Gerdau Ameristeel is organized with two business unit segments, Mills and Downstream. Mills segment sales increased from $930.9 million for the year ended December 31, 2002, to $1,946.4 million for the year ended December 31, 2003. Mills segment sales include sales to the Downstream segment of $159.0 million and $314.7 million for the years ended December 31, 2002 and 2003, respectively. The increase in sales in fiscal 2003 from fiscal 2002 is primarily the result of the merger of the Gerdau North America Group with Co-Steel in October 2002, which added four mills (Whitby, Perth Amboy, Sayreville and Gallatin) to the seven mills in the Gerdau North America Group. Mill segments profits for the year ended December 31, 2003, were $17.8 million compared to $50.0 million for the year ended December 31, 2002, a decrease of $32.2 million. The decline in profit is primarily the result of increased mill production costs primarily at the Whitby, Perth Amboy and Sayreville mills.

The Downstream segment consists of rebar fabrication, merchant bar value-added businesses (railroad spikes and cold drawn products), super light beam processing, elevator guide rails, wire mesh and collated nails. Downstream segment sales increased from $264.1 million for the year ended December 31, 2002, to $296.1 million for the year ended December 31, 2003. The increase in sales in fiscal year 2003 from fiscal year 2002 is primarily from the addition of epoxy rebar sales from the Sayreville epoxy coating plant added to the Downstream segment in the merger of the Gerdau North America Group with Co-Steel in October 2002. Downstream segment profits for the year ended December 31, 2003, were $6.6 million compared to $8.8 million for the year ended December 31, 2002, a decrease of $2.2 million. The decline in profit is primarily due to higher raw material costs (steel bars sold at arms-length pricing from the Mills segment). Rebar fabrication, the largest component of the Downstream segment, has a large sales backlog and, although it prices current rebar fabrication jobs based on current steel prices, it is not able to immediately pass steel price increases through on shipments against their backlog.

See "Note 17 to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the Year Ended December 31, 2003 - Segment information" for a reconciliation of segment sales and income to consolidated results.

Annual Report 2003 Gerdau Ameristeel

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Our financial results are for the Gerdau North America operations and include results for the Co-Steel Inc. operations for the period from October 23, 2002, which represents the period following the combination. The selected historical consolidated financial data presented below as of December 31, 2002, and 2003, and for each of the years in the three-year period ended December 31, 2003, have been derived from our audited consolidated financial statements.

                                 ANNUAL RESULTS

                                                                                 YEARS ENDED DECEMBER 31
(US$ IN THOUSANDS EXCEPT PER SHARE AMOUNTS)                             2001              2002               2003
Net sales                                                           $    840,836      $ 1,036,055       $  1,927,839
Net earnings (loss)                                                       (6,066)          11,132            (20,741)
Total assets                                                           1,061,939        1,577,434          1,722,208
Total debt including convertible debentures                              723,633          598,288            666,987
Earnings per share - basic                                          $      (0.05)     $      0.07       $      (0.11)
Earnings per share - diluted                                        $      (0.05)     $      0.07       $      (0.11)

                               QUARTERLY RESULTS

(US$ IN THOUSANDS EXCEPT PER SHARE AMOUNTS)   MARCH 31, 2003        JUNE 30, 2003   SEPT. 30, 2003      DEC. 31, 2003
Net sales                                     $      444,378        $    471,569      $   485,323       $    526,569
Net earnings (loss)                                   (5,847)             (2,600)          (9,695)            (2,599)
Earnings per share - basic                    $        (0.03)       $      (0.01)     $     (0.05)      $      (0.01)
Earnings per share - diluted                  $       ( 0.03)       $      (0.01)     $     (0.05)      $      (0.01)

(US$ IN THOUSANDS EXCEPT PER SHARE AMOUNTS)   MARCH 31, 2002        JUNE 30, 2002   SEPT. 30, 2002      DEC. 31, 2002
Net sales                                     $      217,983        $    245,116      $   234,523       $    338,433
Net earnings (loss)                                    1,275               3,819            2,511              3,527
Earnings per share - basic                    $         0.01        $       0.03      $      0.02       $       0.01
Earnings per share - diluted                  $         0.01        $       0.03      $      0.02       $       0.01

CHANGE IN ACCOUNTING POLICY

The Company early adopted CICA Handbook Section 3860.20A, Financial Instruments
- Disclosure and Presentation. This Canadian Institute of Chartered Accountants
(CICA) section requires that the Company's convertible debentures be treated as liabilities instead of equity and the related interest to be included in the statement of earnings (loss) instead of a charge to retained earnings. This change in accounting policy did not have an impact on net income in 2002, but resulted in additional interest expense of $6.3 million in 2003. Prior periods have been restated to reflect the change in accounting.

The CICA recommendations are that securities that can be settled for common stock be accounted for as debt rather than equity and makes accounting for these securities consistent under both Canadian and U.S. GAAP. The Company's decision to early adopt the recommendations for its Canadian GAAP financial statements is consistent with its plan to use primarily U.S. GAAP for 2004 public financial reporting.

RISKS AND UNCERTAINTIES

The following is a discussion of some of the risks and uncertainties that relate to Gerdau Ameristeel and its business.

THE GLOBAL STEEL INDUSTRY IS HIGHLY COMPETITIVE AND HAS EXCESS PRODUCTION CAPACITY, WHICH MAY CAUSE THE COMPANY TO BECOME LESS COMPETITIVE.

The Company competes with numerous domestic and foreign steel producers including both integrated and minimill producers. Competition is based on price, quality and the ability to meet customers' product specifications and delivery schedules. Also, for certain product applications, steel competes with many other materials such as plastic, aluminum and composite materials. The Company may be adversely affected by excess industry capacity, the potential for currently idled facilities to be restarted and excess supply of some products and a number of potential steel substitutes. The highly competitive nature of the industry may exert downward pressure on the prices of some of our products, which could adversely affect our sales and profit margins.

The Company's steel production facilities are minimills - production facilities that produce steel by melting scrap metal in electric arc furnaces. The competitiveness of minimills relative to integrated mills (which produce steel from coke and iron ore) is influenced by the cost of scrap. Steel scrap represents a significant production cost for minimills. Increasing scrap prices without a commensurate increase in finished steel selling prices adversely affects the competitive position of minimills compared to integrated mills. Scrap material prices are currently at a ten

                                            Annual Report 2003 Gerdau Ameristeel
year high. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could cause the Company's production to decline and adversely affect sales and profit margins.

Many U.S. and Canadian steel companies have sought bankruptcy protection over the last few years. Several of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and obtaining concessions from their employees and suppliers. Upon emerging from bankruptcy, these companies, or new entities that purchased their facilities through the bankruptcy process, have been relieved of many obligations including environmental, employee and retiree benefits and other obligations, commonly referred to as legacy costs. As a result, they may be able to operate with lower fixed costs than Gerdau Ameristeel.

STEEL OPERATIONS REQUIRE SUBSTANTIAL CAPITAL INVESTMENT AND MAINTENANCE EXPENDITURES.

Steel manufacturing is very capital intensive, requiring the Company to maintain a large fixed-cost base. The high levels of fixed costs of operating a minimill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which exacerbates the pressure on selling prices and profit margins. The Company's profitability is dependent, in part, on the ability to spread fixed costs over an increasing amount of tons shipped. The highly competitive nature of the steel industry may exert downward pressure on prices for certain products that could adversely affect the Company's sales and profitability.

The Company's manufacturing processes are dependent upon critical steelmaking equipment, such as electric furnaces, continuous casters, gas-fired reheat furnaces, rolling mills and electrical equipment, such as high-output transformers, and the equipment may incur downtime as a result of unanticipated failures. The Company has experienced, and in the future may experience, plant shutdowns or periods of reduced production as a result of such equipment failures. Unexpected interruptions in our production process would adversely affect our productivity and results of operations.

OUR LEVEL OF INDEBTEDNESS COULD ADVERSELY AFFECT OUR ABILITY TO RAISE ADDITIONAL CAPITAL TO FUND OUR OPERATIONS, LIMIT OUR ABILITY TO REACT TO CHANGES IN THE ECONOMY OR OUR INDUSTRY AND PREVENT US FROM MEETING OUR OBLIGATIONS UNDER THE COMPANY'S DEBT AGREEMENTS.

Gerdau Ameristeel is highly leveraged. The high degree of leverage could have important consequences, including the following:

- it may limit the Company's ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

- a substantial portion of our cash flows from operations must be dedicated to the payment of principal and interest on our indebtedness and is not available for other purposes, including our operations, capital expenditures and future business opportunities;

- certain of the Company's borrowings, including borrowings under the Senior Secured Credit Facility, are at variable rates of interest, exposing the Company to the risk of increased interest rates;

- it may limit the Company's ability to adjust to changing market conditions and place the Company at a competitive disadvantage compared to competitors that have less debt;

- the Company may be vulnerable to a downturn in general economic conditions;
  and,

- the Company may be unable to make capital spending that is important to its growth and strategies.

DESPITE TRADE REGULATION EFFORTS, THE INDUSTRY MAY NOT BE SUCCESSFUL IN REDUCING STEEL IMPORTS OR IMPROVE PRICING.

Due to unfavorable foreign economic conditions and excess capacity, imports of steel bar products to the United States and Canada remain at high levels and sometimes at prices below their production and export costs. Therefore, it is possible that unfairly priced imports could enter into the North American markets in the future resulting in price depression that would adversely affect the Company's ability to compete and maintain sufficient sales levels and profit margins.

THE CYCLICAL NATURE OF THE STEEL INDUSTRY AND ECONOMIC CONDITIONS IN NORTH AMERICA AND WORLDWIDE WILL CAUSE FLUCTUATIONS IN THE COMPANY'S REVENUE AND PROFITABILITY.

The North American steel industry is highly cyclical in nature and is affected significantly by economic conditions in the major world economies. The Company is particularly sensitive to trends in cyclical industries such as the North American construction, appliance, transportation, machinery and equipment industries, which are significant markets for the Company's products. Market conditions for steel products in the U.S. and Canadian market have fluctuated over recent years and have been difficult since 2001. A significant portion of the Company's products is destined for the construction industry and the steel service center industry. These markets have experienced lower demand in recent years, which has affected the demand for the Company's finished products.

Economic events or conditions such as an economic downturn, an increase in steel imports, an increase in steel production resulting in over-supply of steel products in our markets, an increase in the strength of the U.S. dollar or Canadian dollar relative to other currencies or other events that the Company cannot predict, can have an adverse affect on the steel industry in general and on the Company's financial condition and results of operations.

Annual Report 2003 Gerdau Ameristeel

THE COMPANY'S PROFITABILITY CAN BE ADVERSELY AFFECTED BY INCREASES IN RAW MATERIAL AND ENERGY COSTS.

The Company's operating results are significantly affected by the cost of steel scrap and scrap substitutes that are the primary raw material for the Company's minimill production facilities. The increasing rate of worldwide steel scrap consumption has placed unprecedented upward pressure on the price of steel scrap. Scrap material prices are currently at a ten year high. The availability of scrap and prices for scrap are subject to market forces largely beyond the Company's control. If scrap prices increase significantly without a commensurate increase in finished steel selling prices, the Company's profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products.

Most of the Company's minimill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand and represents the majority of the total electric demand and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations.

Generally, the Company does not have long-term contracts for natural gas and oxygen and therefore is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.

THE COMPANY MAY NOT BE ABLE TO SUCCESSFULLY RENEGOTIATE COLLECTIVE BARGAINING AGREEMENTS WHEN THEY EXPIRE AND FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED BY LABOR DISRUPTIONS.

Approximately 25% of the Company's employees are represented by the United Steelworkers of America under four collective bargaining agreements. The agreements have different expiration dates beginning February 2004. (On March 25, 2004, the Company reached an agreement with United Steelworkers members at the Company's Whitby, Ontario steel mill extending the labor contract through February 28, 2007.) The Company may be unable to successfully negotiate new collective bargaining agreements without labor disruption. Labor organizing activities could occur at the Company's other facilities or at other companies which the Company is dependent on for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on the Company's financial results and results of operations.

ENVIRONMENTAL LAWS AND REGULATIONS AFFECT THE COMPANY AND COMPLIANCE MAY BE COSTLY AND REDUCE PROFITABILITY.

As the Company is involved in steel production, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by steel producing operations is electric arc furnace (EAF) dust, a residual from the production of steel in electric arc furnaces. EAF dust is collected, handled and disposed of in a manner the Company believes meets all current federal, state and provincial environmental regulations and the costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. Environmental legislation and regulations at the federal, state and provincial levels over EAF dust is subject to change which may change the cost of compliance and have a material adverse effect on the Company's financial results and results of operations.

INFLATION MAY AFFECT THE COMPANY'S PROFITABILITY.

The Company's primary costs include steel scrap, energy and labor, all of which can be affected by inflationary conditions. The Company's ability to increase selling prices due to inflationary increases generally depends on market and economic conditions in the North American steel industry, including the level of construction activity.

THE COMPANY IS EXPOSED TO FLUCTUATIONS IN INTEREST RATES.

Certain of the Company's borrowings, primarily borrowings under the Senior Secured Credit Facility, are at variable rates of interest and expose the Company to interest rate risk. If interest rates increase, debt service obligations on the variable rate indebtedness would increase and net income would decrease. Also, the Company has, from time to time, entered into interest rate swaps to reduce interest rate risk and interest expense. Significant changes in interest rates can increase the Company's interest expense and have a material adverse effect on the Company's financial results and results of operations.

THE COMPANY'S PENSION PLANS ARE UNDERFUNDED.

The Company has several pension plans that are currently underfunded. Adverse market conditions could require the Company to make substantial cash payments to fund the plans that would reduce cash available for other business needs.

THE COMPANY USES ESTIMATES.

The Company prepares financial statements in conformity with Canadian generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts reported as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the accounting period. Actual results could differ from the estimates made by management. Significant differences between actual results and estimates could have a material adverse effect on the Company's financial results and results of operations. See Note 2 to our Consolidated Financial Statements for a description of other critical accounting policies we use in preparing our Financial Statements.

                                            Annual Report 2003 Gerdau Ameristeel

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Gerdau Ameristeel Corporation:

We have audited the accompanying consolidated balance sheets of Gerdau Ameristeel Corporation and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of earnings (loss), of shareholders' equity, and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gerdau Ameristeel Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP
    Tampa, Florida
    March 12, 2004

Annual Report 2003 Gerdau Ameristeel

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002 (Canadian GAAP/U.S. Dollar)

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (US$ in thousands)

                                                                                                               DECEMBER 31, 2002
                                                                                   DECEMBER 31, 2003            (RESTATED NOTE 2)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                              $   10,459                   $   16,361
   Accounts receivable, net of allowance for
   doubtful accounts of $6,380 (2002 - $6,913)                                            233,331                      172,745
   Inventories (note 4)                                                                   376,458                      351,400
   Deferred tax assets (note 10)                                                           13,269                       11,417
   Other current assets                                                                    21,608                        2,997
TOTAL CURRENT ASSETS                                                                      655,125                      554,920
PROPERTY, PLANT AND EQUIPMENT (NOTE 5)                                                    919,207                      898,948
GOODWILL                                                                                  116,564                      114,374
DEFERRED FINANCING COSTS                                                                   16,063                        2,514
DEFERRED TAX ASSETS                                                                        15,045                        6,033
OTHER ASSETS                                                                                  204                          645
TOTAL ASSETS                                                                           $1,722,208                   $1,577,434
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                                       $  231,352                   $  170,334
   Accrued salaries, wages and employee benefits                                           29,732                       27,342
   Accrued interest                                                                        23,730                        3,395
   Other current liabilities                                                               34,357                       43,267
   Bank indebtedness (note 7)                                                               2,055                       23,379
   Current portion of long-term borrowings (note 7)                                         1,250                       83,942
TOTAL CURRENT LIABILITIES                                                                 322,476                      351,659
LONG-TERM BORROWINGS, LESS CURRENT PORTION (NOTE 7)                                       566,963                      411,833
CONVERTIBLE DEBENTURES (NOTE 9)                                                            96,719                       79,134
ACCRUED BENEFIT OBLIGATIONS (NOTE 11)                                                      74,354                       70,166
OTHER LIABILITIES                                                                          45,831                       29,175
DEFERRED TAX LIABILITIES (NOTE 10)                                                         64,355                       88,191
MINORITY INTEREST                                                                               -                       33,312
TOTAL LIABILITIES                                                                       1,170,698                    1,063,470
COMMITMENTS AND CONTINGENCIES (NOTE 15)
SHAREHOLDERS' EQUITY
Capital stock (note 13)                                                                   547,601                      513,400
   Retained earnings (accumulated deficit)                                                (19,412)                       1,329
   Cumulative translation adjustment                                                       23,321                         (765)
TOTAL SHAREHOLDERS' EQUITY                                                                551,510                      513,964
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                             $1,722,208                   $1,577,434

See notes to consolidated financial statements.

                                            Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(US$ in thousands, except earnings per share data)

                                                                 YEAR ENDED DECEMBER 31, 2003           YEAR ENDED DECEMBER 31, 2002
NET SALES                                                               $1,927,839                               $1,036,055
OPERATING EXPENSES
 Cost of sales                                                           1,759,878                                  867,091
 Selling and administrative                                                 87,247                                   62,173
 Depreciation                                                               83,252                                   58,683
 Other operating income (note 16)                                           (1,244)                                  (5,072)
                                                                         1,929,133                                  982,875
 INCOME (LOSS) FROM OPERATIONS                                              (1,294)                                  53,180
OTHER EXPENSES
 Interest, net                                                              49,549                                   38,598
 Foreign exchange loss                                                         726                                      230
 Amortization of deferred financing costs                                    4,664                                    1,172
                                                                            54,939                                   40,000
 INCOME (LOSS) BEFORE INCOME TAXES                                         (56,233)                                  13,180
INCOME TAX EXPENSE (RECOVERY)                                              (35,275)                                     341
INCOME (LOSS) BEFORE MINORITY INTEREST                                     (20,958)                                  12,839
MINORITY INTEREST                                                              217                                   (1,707)
NET INCOME (LOSS)                                                       $  (20,741)                              $   11,132
EARNINGS (LOSS) PER COMMON SHARE - BASIC (NOTE 13)                      $    (0.11)                              $     0.07
EARNINGS (LOSS) PER COMMON SHARE - DILUTED                              $    (0.11)                              $     0.07

See notes to consolidated financial statements.

Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(US$ in thousands, except share data)

                                                                                                  CUMULATIVE
                                                                              RETAINED           TRANSLATION
                                        SHARES          INVESTED CAPITAL      EARNINGS            ADJUSTMENT           TOTAL
BALANCE
  DECEMBER 31, 2001                   133,388,400           $ 58,364         $  (7,622)            $  (944)          $ 49,798
  Net income                                    -                  -            11,132                   -             11,132
  Subsidiary stock activity                     -               (187)                -                   -               (187)
  Foreign exchange                              -                  -                 -                 179                179
  Debt converted to equity (note 8)             -            325,948                 -                   -            325,948
  Acquisition (note 3)                 51,503,960            129,275                 -                   -            129,275
  Dividends paid                                -                  -            (2,181)                  -             (2,181)
BALANCE - Restated (note 2)
  DECEMBER 31, 2002                   184,892,360            513,400             1,329                (765)           513,964
  Net loss                                      -                  -           (20,741)                  -            (20,741)
  Acquisition of
  minority interest                    13,198,501             34,201                 -                   -             34,201
  Foreign exchange                              -                  -                 -              24,086             24,086
BALANCE
  DECEMBER 31, 2003                   198,090,861           $547,601         $(19,412)             $23,321           $551,510

See notes to consolidated financial statements.

                                            Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)

                                                                                     YEAR ENDED                     YEAR ENDED
                                                                                  DECEMBER 31, 2003              DECEMBER 31, 2002
OPERATING ACTIVITIES
Net income (loss)                                                                    $  (20,741)                      $ 11,132
Adjustment to reconcile net income (loss) to net cash
provided by operating activities:
 Depreciation                                                                            83,252                         58,683
 Amortization                                                                             4,664                          1,172
 Deferred income taxes                                                                  (22,719)                       (10,428)
 Loss on disposition of property, plant and equipment                                       192                          1,044
 Foreign exchange on related party loans                                                  7,241                            436
Changes in operating assets and liabilities, net of acquisitions:
 Accounts receivable                                                                    (51,072)                        21,433
 Inventories                                                                               (263)                       (17,991)
 Other assets                                                                            (6,054)                        (9,061)
 Liabilities                                                                             49,392                        (22,352)
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                43,892                         34,068
INVESTING ACTIVITIES
 Additions to property, plant and equipment                                             (59,203)                       (33,482)
 Purchase price for acquisitions                                                              -                         (6,856)
 Cash acquired in acquisition                                                                 -                         18,465
 Proceeds from dispositions of property, plant & equipment                                2,643                            489
NET CASH USED IN INVESTING ACTIVITIES                                                   (56,560)                       (21,384)
FINANCING ACTIVITIES
 Term debt payments                                                                      (9,395)                       (29,503)
 Proceeds from issuance of new debt                                                     542,357                              -
 Revolving credit borrowings (payments)                                                (510,053)                        27,273
 Reductions (additions) to deferred financing costs                                     (15,639)                           705
 Changes in minority interest                                                              (217)                         2,678
 Subsidiary stock activity                                                                    -                           (187)
 Dividends paid                                                                               -                         (2,181)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                       7,053                         (1,215)
Effect of exchange rate changes on cash and cash equivalents                               (287)                          (195)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                         (5,902)                        11,274
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                           16,361                          5,087
CASH AND CASH EQUIVALENTS AT END OF YEAR                                             $   10,459                       $ 16,361
SUPPLEMENTAL CASH FLOW INFORMATION
 Cash paid for interest                                                              $   22,938                       $ 57,610
 Cash paid for income taxes                                                          $    1,496                       $  2,289
 Acquisition of minority interest for common stock                                   $   34,201                              -

See notes to consolidated financial statements.

Annual Report 2003 Gerdau Ameristeel

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ in thousands)

NOTE 1 - BASIS OF PRESENTATION

Gerdau Ameristeel Corporation (the "Company" or "Gerdau Ameristeel") is a Canadian corporation, whose indirect majority shareholder is Gerdau S.A., a Brazilian company. On October 23, 2002, Gerdau S.A., parent company of the Gerdau North America Group, entered into a transaction agreement with Co-Steel Inc. ("Co-Steel"), a Canadian public company. The "Gerdau North America Group" consisted of the Gerdau Canada Group (Gerdau Ameristeel Cambridge Inc. and Gerdau MRM Holdings Inc. and their consolidated subsidiaries) and Gerdau USA, Inc. and its consolidated subsidiaries FLS Holdings Inc., AmeriSteel Corporation and AmeriSteel Bright Bar, Inc. (collectively, "GUSA"). This transaction agreement resulted in Co-Steel acquiring all of the issued and outstanding shares of the companies included in the Gerdau North America Group, in exchange for Co-Steel common shares representing approximately 74% of Co-Steel's total common shares. The transaction was accounted for using the reverse-takeover method of purchase accounting. The Gerdau North America Group is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel, since the original shareholder of the Gerdau North America Group became owner of more than 50 percent of the voting shares of Co-Steel on a fully-diluted basis following the transaction. As a result, the Gerdau North America Group's historical accounts became the historical accounts for all periods prior to the date of merger. In connection with the merger, Co-Steel's name was changed to Gerdau Ameristeel Corporation. As part of this transaction, certain related party loans of the Gerdau North America Group were converted into equity in October 2002.

On March 31, 2003, under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, the Company completed an exchange of minority shares of AmeriSteel Corporation for shares of Gerdau Ameristeel. Minority shareholders of AmeriSteel, primarily executives and employees, exchanged 1,395,041 shares of AmeriSteel for 13,198,501 shares of Gerdau Ameristeel, an exchange ratio of
9.4617 to 1. As a result, AmeriSteel became an indirect wholly owned subsidiary of Gerdau Ameristeel. On April 4, 2003, AmeriSteel changed its name to Gerdau Ameristeel US Inc. ("Ameristeel"). Subsequent to the minority exchange, Gerdau S.A. owned approximately 67.5% of common shares outstanding. As of December 31, 2003, Gerdau S.A. increased its interest to 68.6% through share purchases in the open market.

The Company operates steel minimills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the eastern United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, and rail and truck carriers. All significant intercompany transactions and accounts have been eliminated in consolidation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are presented in accordance with accounting principles generally accepted in Canada. All dollar amounts are reported in United States dollars unless otherwise indicated.

CONSOLIDATION: The consolidated financial statements include the accounts of the Company, its subsidiaries and joint ventures. For 2002, they include full-year results for the Gerdau North America operations, and results for the Co-Steel operations for the period from October 23, 2002, through December 31, 2002, which represents the period subsequent to the date of acquisition.

JOINT VENTURES AND OTHER INVESTMENTS: The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures and are proportionately consolidated. Other investments where the Company does not exercise significant influence are accounted for by the cost method. The Company evaluates the carrying value of the investments to determine if there has been an impairment in value considered other than temporary, which is

                                            Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

assessed by review of cash flows and operating income, and takes into consideration trading values on recognized stock exchanges. If impairment is considered other than temporary, a provision is recorded.

REVENUE RECOGNITION AND ALLOWANCE FOR DOUBTFUL ACCOUNTS: The Company recognizes revenues from sales and the allowance for estimated costs associated with returns from these sales when the product is shipped and title transferred to the buyer. Provisions are made for estimated product returns and customer claims based on estimates and actual historical experience. If the historical data used in the estimates does not reflect future returns and claims trends, additional provisions may be necessary. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments.

CASH AND CASH EQUIVALENTS: The Company considers all cash on deposit and term deposits with original maturities of three months or less to be cash equivalents. Cash held in the joint venture operations are for the sole use of the joint ventures.

INVENTORIES: Billets and finished goods are valued at the lower of cost (calculated on an average cost basis) or net realizable value. Scrap, consumables and operations supply inventories are valued at the lower of cost (calculated on an average cost basis) or replacement value. Consumables include mill rolls, which are recorded at cost and amortized based on usage.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost. Major renewals and betterments are capitalized and depreciated over their estimated useful lives. Interest incurred in connection with significant capital projects is capitalized. Maintenance and repairs are charged against operations as incurred. Upon retirement or other disposition of property, plant and equipment, the cost and related allowances for depreciation are removed from the accounts and any resulting gain or loss is recorded in the statement of operations. Property, plant and equipment held for sale are carried at the lower of cost or net realizable value.

For financial reporting purposes, the Company provides for depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of 10 to 30 years for buildings and improvements and 4 to 15 years for other equipment. During 2002, the Company changed the depreciable lives of certain buildings and equipment to reflect their updated estimated economic lives. The effect of this change in accounting estimate reduced depreciation expense in 2002 by approximately $3.2 million.

GOODWILL: Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable assets acquired. On January 1, 2002, the Company adopted CICA Handbook Section 3062, Goodwill and Other Intangible Assets. This section requires that goodwill and intangible assets with indefinite lives are not amortized, but rather their fair value be assessed at least annually and written down for any impairment in value. For acquisitions made subsequent to July 1, 2001, and as of January 1, 2002, for all existing goodwill and intangible assets with indefinite lives, such assets will no longer be amortized, but will be evaluated annually for impairment. Additional goodwill of $2.2 million was created by the exchange of minority shares of AmeriSteel on March 31, 2003.

DEFERRED FINANCING COSTS: Deferred financing costs were incurred in relation to long-term debt and are reflected net of accumulated amortization and are amortized over the term of the respective debt instruments, which range from 5 to 22 years from the debt inception date. Deferred financing costs are amortized using the effective interest method.

DEFERRED INCOME TAXES: The liability method of accounting for income taxes is used whereby deferred income taxes arise from temporary differences between the book value of assets and liabilities and their respective tax value. Deferred income tax assets and liabilities are measured using substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recorded to the extent the recoverability of deferred income tax assets is considered more likely than not.

Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

PENSIONS AND POST-RETIREMENT BENEFITS: The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The Company has adopted the following policies:

- The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance for funded plans, salary escalation, retirement ages of employees and expected health care costs. The discount rate used for determining the liability for future benefits is the current interest rate at the balance sheet date on high quality fixed income investments with maturities that match the expected maturity of the obligations.

-    Pension assets are valued at fair market value.

- Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

- The excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of the active employees.

- A plan curtailment will result if there has been a significant reduction in the expected future service of present employees.

- A net curtailment loss is recognized when the event is probable and can be estimated, a net curtailment gain is deferred until realized.

ENVIRONMENTAL LIABILITIES: The Company reserves for potential environmental liabilities based on the best estimates of potential clean-up and remediation estimates for known environmental sites. The Company employs a staff of environmental experts to administer all phases of its environmental programs, and uses outside experts where needed. These professionals develop estimates of potential liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the environmental accrual.

REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATION: Operating revenue and expenses arising from foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Gains or losses arising from these translations are included in earnings, with the exception of unrealized foreign exchange gains or losses on long-term monetary items that hedge net investments in foreign operations that are accumulated in the foreign currency translation adjustment account in shareholders' equity, until there is a reduction in the net investment in the foreign operation.

Assets and liabilities of self-sustaining foreign operations are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Operating revenue and expense items are translated at average exchange rates prevailing during the year. Any corresponding foreign exchange gains and losses are deferred and disclosed separately as part of shareholders' equity and are recognized in earnings when the ownership interest in the foreign operations is reduced.

The consolidated financial statements have been prepared in U.S. dollars as the majority of the Company's transactions occur in U.S. dollars.

EARNINGS (LOSS) PER SHARE: The Company's diluted earnings per share is determined using the treasury stock method for the effect of outstanding share purchase options.

STOCK OPTION PLAN: The Company accounts for stock options granted to employees using the intrinsic value based method of accounting. Under this method, the Company does not recognize compensation expense for the stock options because the exercise price is equal to the market price of the underlying stock on the date of grant. Had the Company applied the fair-value-based method of accounting, net loss and loss per share and net income and income per share would be as shown on the following table. The Black-Scholes option pricing model was used to estimate the fair value of each option grant on the date of grant and calculate the pro forma stock-based compensation costs. For purposes of the pro forma disclosures, the assumed compensation expense is amortized over the option's vesting periods and includes options granted subsequent to January 1, 2002, and excludes options issued prior to January 1, 2002.

The following assumptions were used:

Expected dividend yield                   0%
Expected share price volatility          55%
Risk-free rate of return                  4%
Expected period until exercise      5 years

                                            Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

                                               FOR THE YEAR ENDED
                                            -------------------------
     AMOUNTS IN THOUSANDS EXCEPT            DEC. 31,          DEC. 31,
           PER SHARE DATA                     2003             2002
---------------------------------------     --------          -------
Net (loss) income, as reported              $(20,741)         $11,132
Pro forma stock-based compensation cost          160                -
PRO FORMA, NET INCOME                       $(20,901)         $11,132
Earnings (loss) per share
  Basic, as reported                        $  (0.11)         $  0.07
  Basic, pro forma                             (0.11)            0.07
  Diluted, as reported                         (0.11)            0.07
  Diluted, pro forma                           (0.11)            0.07

DEFERRED SHARE UNIT PLAN: The Corporation offers a Deferred Share Unit Plan
(DSUP) for independent members of the Board of Directors. Under the DSUP, each director that so elected received a percentage of his annual compensation in the form of deferred share units (DSUs), which are notional common shares of the Company. The issue price of each DSU was based on the closing trading value of the common shares on the meeting dates, and an expense is recognized at that time. The DSU account of each director includes the value of dividends, if any, as if reinvested in additional DSUs. The director is not permitted to convert DSUs into cash until retirement from the Board. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the outstanding DSUs as at December 31, 2003, was $147 (2002 - $141).

USE OF ESTIMATES: The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS: Certain amounts for prior years have been reclassified to conform to the 2003 presentation. Such reclassifications had no effect on amounts previously reported for net income or shareholders' equity.

CHANGE IN ACCOUNTING POLICY - CONVERTIBLE DEBENTURES: The Company early adopted CICA Handbook Section 3860.20A, Financial Instruments - Disclosure and Presentation. This section requires that the Company's convertible debentures be treated as liabilities instead of equity and for the related interest to be included in the statement of earnings (loss) instead of a charge to retained earnings. This change in accounting policy did not impact net income in 2002, but resulted in additional interest expense of $6.3 million in 2003. Prior periods have been restated to reflect the change in accounting.

NOTE 3 - ACQUISITIONS

On October 23, 2002, Brazilian Steelmaker Gerdau S.A. and Canadian steelmaker Co-Steel combined their North American operations. In the transaction, Co-Steel acquired all of the issued and outstanding shares of the Gerdau North America Group in exchange for shares of Co-Steel representing approximately 74% of the shares of the combined entity. A portion of these shares were issued to minority shareholders of AmeriSteel Corporation on March 31, 2003, as described below. The name of Co-Steel was changed to Gerdau Ameristeel Corporation as part of the transaction.

For accounting purposes, the business combination of the Gerdau North America Group and Co-Steel has been accounted for using the reverse take-over method of purchase accounting. Gerdau North America is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel, since the original shareholders of the Gerdau North America Group have become owners of more than 50% of the voting shares of Co-Steel on a fully diluted basis. The results of the operations of Co-Steel are included from the date of the transaction.

The following table summarizes the fair value of assets and liabilities acquired at the date of the acquisition (US$ in thousands):

NET ASSETS (LIABILITIES) ACQUIRED
   Current assets                                   $ 242,252
   Current liabilities                               (130,345)
   Property, plant and equipment                      389,915
   Other assets                                          (177)
   Long-term debt                                    (219,969)
   Other long-term liabilities                        (81,386)
   Net future income taxes                             15,768
   Convertible debenture (recorded as equity)         (80,113)
                                                    $ 135,945

Purchase consideration, representing
51,503,960 Co-Steel shares at $2.51 per share       $ 129,275
Plus transaction costs                                  6,670
                                                    $ 135,945

Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

Effective March 31, 2003, non-controlling shareholders holding, in the aggregate, approximately 13% of the issued and outstanding shares of AmeriSteel had their holdings exchanged for Gerdau Ameristeel common shares in a ratio of
9.4617 Gerdau Ameristeel shares for each common share of AmeriSteel exchanged. The acquisition of the minority interest of AmeriSteel was accounted for as a step acquisition under the purchase method of accounting, whereby the purchase price of the shares has been allocated to the net assets acquired based upon their relative fair values. The exchange resulted in the issuance of an additional 13,198,501 shares of Gerdau Ameristeel and recording $2.2 million additional goodwill.

On June 24, 2002, the Company acquired certain assets and assumed certain liabilities of Republic Technologies' cold drawn plant in Cartersville, Georgia. The purchase price was $8.4 million and the transaction was accounted for as a business combination. The plant commenced operations under Gerdau Ameristeel ownership on July 2, 2002.

NOTE 4 - INVENTORIES

Inventories consist of the following (US$ in thousands):

                                       DECEMBER 31,       DECEMBER 31,
                                          2003               2002
                                       ------------       ------------
Ferrous and non-ferrous scrap           $ 76,384           $ 40,983
Work in-process                           31,764             33,701
Finished goods                           157,815            195,893
Raw materials (excluding scrap)
and operating supplies                   110,495             80,823
                                        $376,458           $351,400

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following
(US$ in thousands):

                                         DECEMBER 31, 2003
                                ------------------------------------
                                                              NET
                                             ACCUMULATED      BOOK
                                   COST      DEPRECIATION    VALUE
                                ----------   ------------   --------
Land and improvements           $   77,651     $  5,321     $ 72,330
Buildings and improvements         139,559       24,131      115,428
Machinery and equipment            984,253      306,056      678,197
Construction in progress            39,676            -       39,676
Property, plant and equipment
held for sale                       13,576            -       13,576
                                $1,254,715     $335,508     $919,207

                                         DECEMBER 31, 2002
                                ------------------------------------
                                                              NET
                                             ACCUMULATED      BOOK
                                   COST      DEPRECIATION    VALUE
                                ----------   ------------   --------
Land and improvements           $   60,341    $  1,769      $ 58,572
Buildings and improvements         141,994      14,472       127,522
Machinery and equipment            888,886     203,119       685,767
Construction in progress            14,315           -        14,315
Property, plant and equipment
held for sale                       12,772           -        12,772
                                $1,118,308    $219,360      $898,948

Interest costs for property, plant and equipment construction expenditures of approximately $124,000 was capitalized for the year ended December 31, 2003 (2002 - $100,000).

NOTE 6 - JOINT VENTURES

The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures. The Company's interests in the joint ventures have been accounted for using the proportional consolidation method under which the Company's proportionate share of assets, liabilities, revenues and expenses of the joint ventures have been included in these consolidated financial statements.

The Company's interest in the joint ventures is as follows (US$ in thousands):

                                             DECEMBER 31,
                                         --------------------
                                           2003        2002
                                         --------    --------
BALANCE SHEET
Current assets (1) (2)                   $ 53,137    $ 45,234
Property, plant and equipment (3)
  Land                                     11,835      12,068
  Buildings                                 7,512       7,957
  Machinery and equipment                  80,429      85,618
  Construction in progress                  1,665       1,778
Current liabilities                        23,224      26,505
Long-term debt                              4,259       3,415

STATEMENT OF EARNINGS
Sales                                    $224,179    $ 53,591
Operating income                            9,685       6,836
Income before income taxes                  9,440       6,275

CHANGES IN CASH FLOWS
Cash provided from (used in)
  Operating activities                   $ 10,527    $  6,098
  Investing activities                     (8,294)     (1,809)
  Financing activities                     (4,046)    (17,026)
Proportionate share of increase
(decrease) in cash                       $ (1,813)   $(12,737)

(1) Includes $0.5 million (2002 - $4.8 million) of cash and cash equivalents.

(2) Current assets are net of allowance for doubtful accounts of $2.3 million (2002 - $2.2 million).

(3) Net of accumulated depreciation of $19.7 million (2002 - $5.9 million).

                                            Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

NOTE 7 - LONG-TERM DEBT

On June 27, 2003, the Company refinanced its debt by issuing $405 million aggregate principal 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly owned subsidiary of the Company's parent, Gerdau S.A. The notes mature July 15, 2011, and were issued at 98% of face value. The Company also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350 million. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. The proceeds were used to repay existing indebtedness. As of December 31, 2003, there was $135.0 million outstanding, at interest rates between 3.93% and 5.50%, and approximately $130 million was available under the Senior Secured Credit Facility. Included in deferred finance costs in 2003 was a charge of approximately $2.1 million relating to the write-off of un-amortized costs relating to extinguished debt.

As of December 31, 2003, Gerdau Ameristeel debt includes the following (US$ in thousands):

                                                 DECEMBER 31,
                                                     2003
                                                 ------------
Senior Notes, 10 3/8% due 2011,
net of original issue discount                    $ 397,271
Senior Secured Credit Facility                      135,027
Industrial Revenue Bonds                             27,400
AmeriSteel Bright Bar Term Loan                       3,172
Gallatin Joint Venture Debt                           5,471
Other                                                 1,927
                                                    570,268
Less current portion                                  3,305
                                                  $ 566,963

On December 31, 2002, the Company had debt agreements that were specific to the Gerdau Canada Group, GUSA and former Co-Steel entities and included the following (US$ in thousands):

                                                 DECEMBER 31,
                                                    2002
                                                 ------------
GERDAU CANADA GROUP
  Bank indebtedness                               $  17,243
  U.S. Dollar Floating Rate Term Loan                61,743
  Canadian dollar revolving loan
  (Cdn$35.0 million)                                 22,157
  Other                                               1,444
                                                  ---------
GUSA
  AmeriSteel Revolving Credit Agreement             100,800
  AmeriSteel Term Loan                               68,750
  Industrial Revenue Bonds                           36,795
  AmeriSteel Bright Bar                               3,522
  Other                                                 809
                                                  ---------
CO-STEEL GROUP
  Bank Indebtedness                                   6,136
  Canadian dollar revolving loan
  (Cdn$48.3 million)                                 30,577
  U.S. Dollar Fixed Rate Reducing Term Loan          96,784
  Fair value of early payment penalty of
  fixed rate reducing term loans                      9,065
  U.S. dollar revolving loan                         59,768
  Other                                               3,561
                                                    519,154
                                                  ---------
LESS CURRENT PORTION                               (107,321)
                                                  $ 411,833

GERDAU CANADA GROUP

As of December 31, 2002, Gerdau Canada Group had a total authorized revolver facility of Cdn $73 million (US $46 million) that bore interest at floating market rates approximating the bank's prime rate (as defined in the agreement) plus 1.75% or Bankers' Acceptance plus 2.75%. Companies in the Gerdau Canada Group pledged accounts receivable and inventory as collateral. The revolver facility was repaid under the refinancing as of June 27, 2003.

The total authorized Canadian term facility was Canadian $97.5 million (US$61.7 million) with a due date of January 15, 2004, bearing interest at floating market rates approximating the bank's prime rate (as defined in the agreement) plus 1.75%. Interest rate swap agreements related to this facility were entered into with the Gerdau Canada Group's bank as the counterparty in November 1999 that effectively fixed the rate of interest on approximately 50% of the balance. As of December 31, 2003, the agreement is for $11 million and bears interest at

Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

6.445% for a term of five years expiring in 2004. The aggregate fair value of the interest rate swap agreements, which represent the amount that would be paid by the Gerdau Canada Group if the agreements were terminated at December 31, 2003, was $457,000. The agreements were not terminated subsequent to the refinancing.

The Canadian banking agreement, which included Gerdau Steel Inc. (the controlling shareholder of Gerdau Ameristeel), contained various restrictive covenants relating to maintenance of certain financial ratios. As of December 31, 2002, the Company was not in compliance with certain covenants and requested and received a waiver of compliance. This agreement no longer applies due to the refinancing that took place in 2003.

Collateral for the Canadian credit facility included: (i) Cdn $350 million demand debentures given by each of Gerdau Steel Inc., Gerdau MRM Holdings Inc., Gerdau Ameristeel MRM Special Sections Inc. and Gerdau Ameristeel Cambridge Inc., each granting a first priority fixed charge on real estate, machinery and equipment, a first priority floating charge on all other assets and a first priority fixed charge on inventory and accounts receivable to a maximum of $20 million, (ii) pledges and guaranties of various Gerdau Canada Group members, and
(iii) a guaranty by Gerdau S.A. In addition, an "all risks" insurance policy for full insurable value on a replacement cost basis was pledged to the lenders.

GUSA

GUSA's primary financial obligation outstanding as of December 31, 2002, was a $285 million credit facility (the "Revolving Credit Agreement"). It was collateralized by first priority security interests in substantially all accounts receivable and inventories of GUSA as well as a lien on the Company's Charlotte Mill property, plant and equipment. The Revolving Credit Agreement was amended in September 2000 and increased the total facility from $150 million to $285 million, of which $100 million was a term loan that amortized at the rate of 25% per year beginning in December 2001. The Revolving Credit Agreement was to mature in September 2005. Loans under the Revolving Credit Agreement bore interest at a per annum rate equal to one of several rate options (LIBOR, Fed Funds or Prime Rate, as defined in the agreement) based on the facility chosen at the time of borrowing plus an applicable margin determined by tests of performance from time to time.

The effective interest rate on December 31, 2002, was approximately 3.8%. The Revolving Credit Agreement contained certain covenants including the requirement to maintain financial ratios and limitations on indebtedness, liens, investments and disposition of assets and dividends. Letters of credit were subject to an aggregate sub limit of $50 million. The credit facility was repaid under the refinancing as of June 27, 2003.

Industrial revenue bonds (IRBs) were issued to obtain funding to construct facilities in Jackson, Tennessee; Charlotte, North Carolina; Jacksonville, Florida; and Plant City, Florida. GUSA incurred an additional $3.6 million IRB with the acquisition of the Cartersville cold drawn facility in June 2002. The interest rates on these bonds range from 50% to 75% of the prime rate (1.0% to 3.75% on December 31, 2003); $3.8 million matures in 2014, $20.0 million matures in 2017, and $3.6 million matures in 2018. Irrevocable letters of credit issued pursuant to the Revolving Credit Agreement back the IRBs. As of December 31, 2003, the Company had approximately $51.9 million of outstanding letters of credit, primarily for IRBs and insurance.

The AmeriSteel Bright Bar Loan represents a bank loan of AmeriSteel Bright Bar, a subsidiary of Gerdau Ameristeel US Inc., secured by its machinery and equipment. The loan matures in 2011 with amortization payments that began in July 2001. The loan currently bears interest at a rate of approximately 6.0% per year with the rate having been reset in June 2002 and every three years thereafter based on prime plus 1%. Ameristeel is a guarantor of the loan.

In order to reduce its exposure to interest-rate fluctuations, GUSA entered into interest-rate swap agreements in August and September 2001. The interest-rate swaps have a notional value of $55 million, with the Company paying a fixed interest rate and receiving a variable interest rate based on three-month LIBOR. The underlying hedged instruments were specific tranches of LIBOR-based revolving credit and term loan borrowings under GUSA's Revolving Credit Agreement. The agreements were not terminated subsequent to the refinancing. The aggregate fair value of the interest rate agreements, which represents the amount that would be paid by GUSA if the agreements were terminated at December 31, 2003, is approximately $3.8 million. The agreements have varying expiration dates from 2004 to 2006.

                                            Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

CO-STEEL GROUP

The Co-Steel entities as of December 31, 2002, had revolving facilities of Cdn $133.9 million and Cdn $22.2 million, which could be drawn in either Canadian or U.S. dollars. These facilities were due on January 15, 2004, and bore interest at the bankers' acceptance rate or LIBOR plus 2% to 5% depending on debt to EBITDA (earnings before interest, taxes, depreciation and amortization) ratios.

The fixed rate reducing term loan at December 31, 2002, was $96.8 million with interest at a fixed rate of 8.9% to 10.9% depending on debt to EBITDA ratios. The terms of this facility included a make-whole provision (in the event of prepayment) that required the Company to pay a penalty if interest rates had decreased since the original inception of the loan. As of December 31, 2002, the amount of the make-whole provision (which was included in the fair value adjustments related to the acquisition of Co-Steel) was $9.1 million. This amount was recognized in 2003 due to the refinancing. These facilities were repaid in June 2003 as part of the refinancing.

The maturities of borrowings for the years subsequent to December 31, 2003, are as follows (US$ in thousands):

                                                   AMOUNT
                                                  --------
2004                                              $  3,305
2005                                                   768
2006                                                   695
2007                                                   617
2008                                               135,691
Thereafter                                         429,192
                                                  --------
                                                  $570,268
                                                  --------

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company is affiliated with a group of companies controlled by Gerdau S.A. During 2002, the Company had various loans outstanding with affiliated companies. Related party loans bore interest ranging from 0.0% - 9.775% that was expensed but was not payable on a current basis. All advances were repayable on demand with no collateral. Intercompany charges for interest income were $4.3 million, and charges for interest expense were $18.3 million in 2002. Intercompany charges for management fees and royalties from related parties were $2.1 million for the year ended December 31, 2002. Accrued liabilities due to related parties were $5.8 million and $6.4 million as of December 31, 2003, and 2002, respectively. As part of the Co-Steel transaction (Note 1), all of the related party notes payable, net of the notes receivable from Gerdau Steel Inc., were converted to equity in October 2002. In February 2003, Gerdau S.A. made loans totaling $30 million to GUSA to increase liquidity within Gerdau Ameristeel. These loans bore interest at 6.5% and were repaid under the June 2003 refinancing. Through the June 2003 refinancing, an indirect wholly-owned subsidiary of Gerdau S.A. purchased $35 million of bonds. These bonds were exchanged subsequent to the exchange offer (Note 18).

NOTE 9 - CONVERTIBLE DEBENTURES

The Company's unsecured, subordinated convertible debentures bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into common shares of the Company at a conversion price of Cdn $26.25 per share. Under the terms of the Trust Indenture for the Convertible Debentures, no adjustment to the conversion price is required if the Company issues common shares in a customary offering. The debentures are redeemable, at the option of the Company, at par plus accrued interest. The Company has the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption.

NOTE 10 - INCOME TAXES

The income tax expense is comprised of (US$ in thousands):

                                      2003        2002
                                    --------    --------
Current                             $  1,311    $ 10,769
Deferred                             (36,586)    (10,428)
                                    $(35,275)   $    341

                                      2003        2002
                                    --------    --------
CURRENT INCOME TAXES
  Canada                            $    713    $  2,890
  U.S.                                   700       8,255
  Other                                 (102)       (376)
                                       1,311      10,769
                                    --------    --------
DEFERRED INCOME TAXES
  Canada                              13,302)       (830)
  U.S.                               (23,284)     (9,598)
                                     (36,586)    (10,428)
                                    --------    --------
TOTAL PROVISION FOR INCOME TAXES    $(35,275)   $    341
                                    --------    --------

 Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

The income tax expense differs from the amount calculated by applying Canadian income tax rate (federal and provincial) to income before income taxes, as follows:

                                                 2003             2002
                                               --------         --------
Income (loss) before provision
for income taxes                               $(54,162)        $ 13,180
Income tax (benefit) expense
computed using statutory tax rates              (18,044)           5,091
Increased (decreased) by the tax effect of :
  Tax exempt income                              (7,224)               -
  Effect of different rates in
  foreign jurisdictions                          (6,752)          (4,437)
  Canadian manufacturing
  and processing credit                             291             (215)
  Net future income tax (benefit)
  expense resulting from changes
  in tax rates                                   (1,475)             (98)
                                               --------         --------
INCOME TAX (RECOVERY) EXPENSE                  $(33,204)        $    341
                                               --------         --------

The components of the deferred tax assets and liabilities consisted of the following:

             CANADA                              2003             2002
-----------------------------------            --------         --------
NON-CURRENT ASSETS
   Net operating loss carry forward            $ 25,532         $ 13,063
   Accounting provisions not currently
   deductible for tax purposes                   28,812           23,882
 Tax depreciation in excess of book
   depreciation                                 (34,769)         (30,162)
   Other                                         (4,530)            (750)
                                               --------         --------
NET NON-CURRENT DEFERRED TAX ASSETS            $ 15,045         $  6,033
                                               --------         --------

           UNITED STATES                         2003             2002
-----------------------------------            --------         --------
CURRENT ASSETS
  Accounting provisions not currently
  deductible for tax purposes                  $ 13,269         $ 11,417

NON-CURRENT LIABILITIES
  Net operating loss carry forward              (42,856)         (24,181)
  Accounting provisions not currently
  deductible for tax purposes                   (26,811)         (25,011)
  Tax depreciation in excess of book
  depreciation                                  132,722          136,406
  Other                                           1,300              977
                                               --------         --------
NET NON-CURRENT DEFERRED TAX LIABILITIES       $ 64,355         $ 88,191
                                               --------         --------

The net deferred tax asset includes a non-capital loss carry forward of approximately $73.9 million for Canadian income tax purposes that expire on various dates between 2007 through 2010.

As of December 31, 2003, the Company has a combined net operating loss (NOL) carryforward of approximately $119.0 million for U.S. federal income tax purposes that expire on various dates between 2005 through 2023. The portion of this NOL that was generated by the former Co-Steel US group prior to its acquisition by Gerdau Ameristeel is subject to an annual limitation as outlined in Internal Revenue Code (IRC) Section 382. The NOL carryforward from the predecessor company has been reduced to reflect the Section 382 limitation. In addition, the portion of this NOL that was generated by the former Co-Steel U.S. group prior to its merger with Gerdau USA, Inc. and subsidiaries is subject to the Separate Return Limitation Year provisions contained in IRC Section 1502.

The Company believes its net deferred tax asset as of December 31, 2003, of $15.0 million is more likely than not to be realized based on the combination of future taxable income from operations plus various tax-planning strategies that can be implemented, should it become necessary, by the Company's majority shareholder and have the effect of reducing interest expense or generating additional taxable earnings.

NOTE 11 - POST RETIREMENT BENEFITS

The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations. Many employees are also covered by defined contribution retirement plans for which Company contributions and expense amounted to approximately $2.6 million (2002 - $10.1 million). The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans.

                                            Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

Settlement losses were recognized in the current year due to payments to former employees under the former Co-Steel plans. The following tables summarize the accumulated pension benefits and postretirement medical benefit obligations included in the Company's consolidated statements of financial position (US$ in thousands):

                                      PENSION BENEFITS            OTHER BENEFIT PLANS
                                 --------------------------    --------------------------
                                 Year Ended     Year Ended     Year Ended     Year Ended
                                   Dec. 31,       Dec. 31,       Dec. 31         Dec. 31
                                    2003            2002          2003            2002
                                 -----------    -----------    -----------    -----------
COMPONENTS OF NET PERIODIC
BENEFIT COST

Service cost                     $     8,027    $     5,606    $       880    $       341
Interest cost                         20,831         12,830          2,247            876
Expected return on plan assets        (9,716)       (13,536)             -              -
Amortization of prior service            (35)           388              -              -
cost
Recognized actuarial gain                892              4              -              -
Settlement loss                          131              -              -              -
NET PERIODIC BENEFIT COST        $    20,130    $     5,292    $     3,127    $     1,217

CHANGE IN BENEFIT OBLIGATIONS

Benefit obligation at
beginning of period              $   301,352    $   164,260    $    31,978    $     9,068
Acquisition of Co-Steel                    -        111,531              -         22,048
Service cost                           8,027          5,606            880            341
Interest cost                         20,831         12,829          2,247            876
Plan participants'                         -                           647            532
contributions
Amendments                                 -          2,232              -              -
Actuarial loss                        11,248         13,659          1,188            444
Benefits and administrative
expenses paid                        (14,918)        (8,765)        (2,260)        (1,331)
Settlement loss                          275
Foreign exchange gain                 32,753              -          3,874              -
BENEFIT OBLIGATION AT END OF
PERIOD                           $   359,568    $   301,352    $    38,554    $    31,978

CHANGE IN PLAN ASSETS

Fair value of plan assets
at beginning of period           $   206,070    $   133,827    $         -    $         -
Acquisition of Co-Steel                    -         79,628              -              -
Actual return on plan assets          42,447         (8,762)             -              -
Employer contribution                 18,470         10,142          1,613            799
Plan participants'                         -              -            647            532
contributions
Benefits and administrative
expenses paid                        (14,917)        (8,765)        (2,260)        (1,331)
Foreign exchange gain                 26,173              -              -              -
FAIR VALUE OF PLAN ASSETS AT END
OF PERIOD                        $   278,243    $   206,070    $         -    $         -

RECONCILIATION OF FUNDED
STATUS - END OF PERIOD

Funded status                    $   (81,325)   $   (95,282)   $   (38,554)   $   (31,978)
Unrecognized Transition                1,905          1,702              -              -
Liability
Unrecognized prior service             2,673          2,564              -              -
cost
Unrecognized actuarial loss           39,069         52,139          1,878            689
NET AMOUNT RECOGNIZED            $   (37,678)   $   (38,877)   $   (36,676)   $   (31,289)

ASSUMPTIONS
-------------------------------------------------------------
WEIGHTED-AVERAGE ASSUMPTIONS
USED TO DETERMINE BENEFIT
OBLIGATIONS AT DECEMBER 31           2003            2002
------------------------------   -------------  -------------
Discount rate                    6.25% - 6.50%  6.50% - 6.75%
Rate of compensation increases   2.50% - 4.50%  4.25% - 4.50%

WEIGHTED-AVERAGE ASSUMPTIONS
USED TO DETERMINE NET PERIODIC
BENEFIT COST FOR YEARS ENDED
DECEMBER 31                          2003           2002
------------------------------   -------------  -------------
Discount rate                    6.50% - 6.75%  6.50% - 6.75%
Expected long-term return on
plan assets                      7.25% - 8.40%  7.50% - 9.25%
Rate of compensation increase    2.50% - 4.50%  4.25% - 4.50%

ASSUMED HEALTH CARE COST
TREND RATES AT DECEMBER 31           2003           2002
------------------------------   -------------  -------------
Health care cost trend rate
assumed for next year            9.00%-10.00%   10.00%-12.00%

Rate to which the cost trend
rate is assumed to decline
(ultimate trend rate)                   5.50%           5.50%

Year that the rate reaches
the ultimate trend rate                 2008            2008

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                1 PERCENTAGE POINT      1 PERCENTAGE POINT
                                     INCREASE                DECREASE
                                ------------------      ------------------
Effect on total of service
and interest cost                   $    367                $  (136)
Effect on postretirement
benefit obligation                  $  3,694                $(1,194)

PLAN ASSETS

The Company's pension plan weighted-average asset allocations at December 31, 2003, and 2002, by asset category are as follows:

                      PLAN ASSETS AT DECEMBER 31
                      --------------------------
 ASSET CATEGORY          2003           2002
-----------------        ----           ----
Equity securities        70.4%          66.3%
Debt securities          23.9%          28.5%
Real estate               0.5%           0.5%
Other                     5.2%           4.7%
Total                     100%           100%

Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

The Company has an Investment Committee that defines the investment policy related to the defined benefit plans. The primary investment objective is to ensure the security of benefits that have accrued under the plans by providing an adequately funded asset pool that is separate from and independent of Gerdau Ameristeel Corporation. To accomplish this objective, the fund shall be invested in a manner that adheres to the safeguards and diversity to which a prudent investor of pension funds would normally adhere. Gerdau Ameristeel retains specialized consultant providers that advise and support the Investment Committee`s decisions and recommendations.

The asset mix policy will consider the principles of diversification and long-term investment goal, as well as liquidity requirements. In order to accomplish that, the target allocations range between 55%-85% in equity securities, 20%-35% in debt securities and 0%-10% in real estate and other.

CONTRIBUTIONS

The Company expects to contribute $4.6 million to its pension plans and $980,000 to its other postretirement benefit plans in 2004.

NOTE 12 - FINANCIAL INSTRUMENTS

The Company's use of derivative instruments is limited. Derivative instruments are not used for speculative purposes, but they are used to manage well-defined interest rate risks arising out of the normal course of business. In order to reduce its exposure to changes in the fair value of its Senior Notes, the company entered into interest rate swaps subsequent to the June 2003 refinancing. The agreements have a notional value of $200 million and expiration dates of July 15, 2011. The Company receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be received if the agreements were terminated at December 31, 2003, was approximately $89,000.

NOTE 13 - CAPITAL STOCK

Capital stock consists of the following shares:

                         AUTHORIZED       ISSUED       INVESTED CAPITAL
                           NUMBER         NUMBER        (IN THOUSANDS)
                         ----------     -----------    ----------------
December 31, 2003
Common                   Unlimited      198,090,861        $547,601

December 31, 2002
Common                   Unlimited      184,892,360        $513,400

The predecessor of the Company is the Gerdau North America Group, which was not a legal entity but a combination of Gerdau companies in North America and therefore had no capital structure of its own. On October 23, 2002, the Gerdau companies in North America, consisting of GUSA, Gerdau Courtice Steel Inc. and Gerdau MRM Steel Inc., among other holding companies, were combined with Co-Steel Inc., a Canadian minimill steel producer. The combined entity was renamed Gerdau Ameristeel Corporation and is publicly traded on the Toronto Stock Exchange under the ticker symbol GNA.TO. The Company's common stock has no par value. As part of this transaction, minority shareholders of AmeriSteel, consisting primarily of management and other employees, were required to exchange their shares of AmeriSteel stock for shares of Gerdau Ameristeel. Gerdau Ameristeel filed a registration statement on Form F-4 with the Securities and Exchange Commission and the exchange of shares was completed on March 31, 2003. As a result, an additional 13,198,501 shares of Gerdau Ameristeel were issued.

EARNINGS (LOSS) PER SHARE

The following table identifies the components of basic and diluted earnings per share (US$ in thousands except per share data):

                                        2003                2002
                                    ------------        ------------
Net income (loss)                   $    (20,741)       $     11,132

WEIGHTED AVERAGE SHARES
Outstanding - Basic                  194,791,236         143,045,393
Earnings (loss) per share  -
Basic                               $      (0.11)       $       0.07

WEIGHTED AVERAGE SHARES
Outstanding - Diluted                194,791,236         143,045,393
Earnings (loss) per share  -
Diluted                             $      (0.11)       $       0.07

At December 31, 2003, options to purchase 1,013,700 (1,367,400 - 2002) common shares were not included in the computation of diluted earnings (loss) per share because the options' exercise prices were greater than the market price of the common shares in 2002 and the inclusion of option shares in 2003 would be anti-dilutive. The conversion into common shares of the convertible debentures has not been included in the diluted earnings (loss) per share calculations as the conversion rate of Cdn$26.25 per share is antidilutive.

                                            Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

NOTE 14 - STOCK COMPENSATION PLANS

The Company has several stock based compensation plans, which are described below.

Under the former Co-Steel plan, the Stock-Based Option Plan, the Company was permitted to grant options to employees and directors to acquire up to a maximum of 3,041,335 common shares. The exercise price was based on the closing price of common shares on the trading date previous to the date the options are issued. The options have a maximum term of 10 years, have a vesting term of various periods as determined by the Plan administrator at the time of grant, and are exercisable in installments. The options expire on various dates up to April 13, 2008.

A subsidiary of the Company, AmeriSteel, had several stock compensation plans for its employees. Under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, minority shareholders of AmeriSteel exchanged shares of AmeriSteel stock and options for stock and options of Gerdau AmeriSteel at an exchange rate of 9.4617 Gerdau AmeriSteel shares and options for each AmeriSteel share or option. This exchange took place on March 31, 2003. All amounts presented in the discussion below have been restated to reflect the historical shares at the exchanged value.

The Company has long-term incentive plans available to executive management (the "Stakeholder Plans") to ensure the Company's senior management's interest is congruent with its shareholders. Awards are determined by a formula based on return on capital employed in a given plan year. Earned awards vest and are paid out over a period of four years. Participants may elect cash payout or investments in phantom stock of the Company or Gerdau S.A., for which a 25% premium is earned if elected. The awards are recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2003, and 2002 were $150,000 and $90,000, respectively. It is not anticipated that further awards will be granted under the plans.

In July 1999, AmeriSteel's Board of Directors approved a Stock Purchase/SAR Plan (the "SAR Plan") available to essentially all employees. The SAR Plan authorizes 946,170 shares of common stock to be sold to employees during three offering periods, July through September in each of 1999, 2002 and 2005. Employees who purchase stock are awarded stock appreciation rights ("SARs") equal to four times the number of shares purchased. SARs were granted at fair value at the date of the grant, determined based on an independent appraisal as of the previous year-end. The SARs become exercisable at the rate of 25% annually from the grant date and may be exercised for 10 years from the grant date. It is not anticipated that additional shares, options, or SARs will be issued under the current plan. The SARs are recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2003 and 2002, were $3.5 million and $0, respectively.

In September 1996, AmeriSteel's Board of Directors approved the AmeriSteel Corporation Equity Ownership Plan (the "Equity Ownership Plan"), which provides for grants of common stock, options to purchase common stock and SARs. The maximum number of common shares that can be issued under the plan is 4,152,286. The Company has granted 492,955 shares of common stock and 4,667,930 incentive stock options under the Equity Ownership Plan through December 31, 2003. All issued options and shares of issued common stock become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. All grants were at the fair market value of the common stock on the grant date, determined based on an independent appraisal as of the previous year-end. Options may be exercised for 10 years from the grant date. The Company accounts for stock options granted to employees using the intrinsic value based method of accounting (see Note 2). It is not anticipated that additional shares, options, or SARs will be issued under the current plan.

In July 2002, AmeriSteel's Board of Directors approved the issuance of SARs that were granted to officers with exercise prices granted at fair value at the date of grant. 6,244,722 SARs were authorized and issued. The SARs become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. SARs may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2003, and 2002, were $5.9 million and $0, respectively.

Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

In May 1995, AmeriSteel's Board of Directors approved a Stock Purchase/Option Plan (the "Purchase Plan") available to essentially all employees. Employees who purchased stock were awarded stock options equal to six times the number of shares purchased. A total of 356,602 shares were sold under the Purchase Plan at a purchase price of $1.12 per share. The options were granted at fair value at the date of the grant, determined based on an independent appraisal as of the previous year-end. A total of 2,139,612 options were granted under the Purchase Plan. No options remain available for future grant. All options outstanding are currently vested. Options may be exercised for 10 years from the grant date.

A summary of the Company's stock option plans is as follows:

                                  YEAR ENDED                   YEAR ENDED
                               DECEMBER 31, 2003            DECEMBER 31, 2002
                            ------------------------     ------------------------
                                          WEIGHTED-                    WEIGHTED-
                                           AVERAGE                      AVERAGE
                            NUMBER OF     EXERCISE       NUMBER OF     EXERCISE
   AMERISTEEL PLANS          SHARES        PRICE          SHARES        PRICE
-----------------------     ---------    -----------     ---------    -----------
Outstanding, beginning
of period                     281,197    $     20.37       307,664    $     19.18

Exchange for options of
Gerdau Ameristeel            (281,197)         20.37             -              -

Granted                             -              -        58,650          17.00

Exercised                           -              -       (17,233)         12.75

Forfeited                           -              -       (67,884)         14.02

Outstanding,
end of period                       -              -       281,197    $     20.37

GERDAU AMERISTEEL
PLANS

Outstanding, beginning
of period                   1,367,400    $      9.30             -

Merger with Co-Steel                -              -     1,367,400    $      9.30

Ameristeel Plans
Options exchanged for

Gerdau Ameristeel
Options                     2,660,601           2.15             -              -

Granted                             -              -             -              -

Exercised                           -              -             -              -

Expired                      (421,431)         19.72             -              -

Outstanding,
end of period               3,606,570    $      6.41     1,367,400    $      9.30

The following table summarizes information about options outstanding as of December 31, 2003:

                                     WEIGHTED-
                                      AVERAGE      WEIGHTED-
                                     REMAINING      AVERAGE
   EXERCISE PRICE       NUMBER      CONTRACTUAL     EXERCISE       NUMBER
     RANGE US$        OUTSTANDING      LIFE          PRICE       EXERCISABLE
-------------------   -----------   -----------    ---------     -----------
$1.32 to $1.43           914,262     5.3 years       $ 1.38         552,431
$1.80 to $1.90           966,740     6.8 years         1.85         446,829
$2.11 to $2.96           711,868     5.2 years         2.61         572,807
$14.39 to $17.41(1)      349,000     3.0 years        15.64         349,000
$18.69 to $23.70(1)      664,700     1.7 years        19.24         664,700
                       3,606,570                                  2,585,767

Note: (1) these options are denominated in Canadian dollars and have been translated to US$ using the exchange rate as of December 31, 2003

NOTE 15 - CONTINGENCIES AND COMMITMENTS

ENVIRONMENTAL

As the Company is involved in the manufacturing of steel, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by current and past operations is electric arc furnace ("EAF") dust, a residual from the production of steel in electric arc furnaces. Environmental legislation and regulation at both the federal and state level over EAF dust is subject to change, which may change the cost of compliance. While EAF dust is generated in current production processes, such EAF dust is being collected, handled and disposed of in a manner that the Company believes meets all current federal, state and provincial environmental regulations. The costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. In addition, the Company has handled and disposed of EAF dust in other manners in previous years, and is responsible for the remediation of certain sites where such dust was generated and/or disposed.

In general, the Company's estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. The Company's process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation. In such determinations, the Company may employ outside consultants and providers of such remedial services to assist in making such determinations. Although the ultimate costs associated with the remediation are not known precisely, the Company estimated the total remaining costs as of December 31, 2003, to be approximately $13.6 million (2002 - $14.9 million), with these costs recorded as a liability at December 31, 2003, of which the Company expects to pay

                                            Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

approximately $1.5 million within the year ended December 31, 2004. Included in the amounts outstanding, $8.6 million was recorded in 2002 with respect to certain environmental obligations that were triggered by the change in control of Co-Steel in certain jurisdictions where Co-Steel operated. This liability was recorded at the present value of the estimated future costs of these obligations.

Based on past use of certain technologies and remediation methods by third parties, evaluation of those technologies and methods by the Company's consultants and third-party estimates of costs of remediation-related services provided to the Company of which the Company and its consultants are aware, the Company and its consultants believe that the Company's cost estimates are reasonable. Considering the uncertainties inherent in determining the costs associated with the clean-up of such contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under cost sharing arrangements, there can be no assurance the ultimate costs of remediation may not differ from the estimated remediation costs.

In April 2001, the Company was notified by the United States Environmental Protection Agency (the "EPA") of an investigation that identifies the Company as a potential responsible party ("PRP") in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, lastly operated by Stoller Chemical Company, a now bankrupt corporation. The EPA offered a settlement to the named PRPs under which the Company's allocation was approximately $1.8 million. The Company objects to its inclusion as a PRP in this site and is pursuing legal alternatives, including the addition to the allocation of larger third parties that the Company believes were incorrectly excluded from the original settlement offer. The EPA has filed suit with the Company named as a defendant. As the ultimate exposure to the Company, if any, is uncertain, no liability has been established for this site.

OTHER CLAIMS

In the normal course of its business, various lawsuits and claims are brought against the Company. The Company vigorously contests any claim that it believes is without merit. Management believes that any settlements will not have a material effect on the financial position or the consolidated earnings of the Company.

OPERATING LEASE COMMITMENTS

The Company leases certain equipment and real property under non-cancelable operating leases. Aggregate future minimum payments under these leases are as follows (US$ in thousands):

YEAR ENDING
DECEMBER 31                           AMOUNT
------------                        -----------
2004                                $   11,403
2005                                    10,411
2006                                     7,281
2007                                     6,035
2008                                     6,008
Thereafter                              34,402
                                    ----------
                                    $   75,540
                                    ----------

Certain of the operating lease commitments of the former Co-Steel entities were at lease rates in excess of fair value as of the acquisition date. Accordingly, a purchase accounting liability was recorded by the Company for the present value of the unfavorable lease commitments.

SERVICE COMMITMENTS

The Company has long-term contracts with several raw material suppliers. The Company typically realizes lower costs and improved service from these contracts. The Company believes these raw materials would be readily available in the market without such contracts.

NOTE 16 - OTHER INCOME

Other income, net of other expenses for the year ended December 31, 2003, consists of income of $3.5 million in electric power rebates from the Province of Ontario and a $1.8 million charge from a settlement of environmental warranties from the May 2000 sale of Co-Steel's Mayer Parry Recycling unit in England.

Other income, net of other expenses for the year ended December 31, 2002, consists of $6.1 million proceeds from an insurance settlement relating to environmental costs incurred by the Company in prior years, partially offset by $1.0 million relating to the closing of the Wilmington, Delaware, and St. Albans, West Virginia, fabricating plants.

Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

NOTE 17 - SEGMENT INFORMATION

The Company is organized into two primary business segments: (a) Mills and (b) Downstream. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: corporate headquarters staff, including executive management; human resources; finance and accounting; procurement and environmental; and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.

Operational results and other financial data for the geographic and two business segments for years ended December 31 are presented below (US$ in thousands):

                                                YEAR ENDED         YEAR ENDED
                                                DECEMBER 31,       DECEMBER 31,
                                                   2003               2002
                                                ------------       ------------
REVENUE FROM EXTERNAL CUSTOMERS
  Steel mills                                   $  1,631,712       $    771,906
  Downstream products                                296,127            264,149
  TOTAL                                         $  1,927,839       $  1,036,055

INTER-COMPANY SALES
  Steel mills                                   $    314,693       $    159,027
  Downstream products                                      -                  -
  Corp/eliminations/other                           (314,693)          (159,027)
  TOTAL                                         $          -       $          -

TOTAL SALES
  Steel mills                                   $  1,946,405       $    930,933
  Downstream products                                296,127            264,149
  Corp/eliminations/other                           (314,693)          (159,027)
  TOTAL                                         $  1,927,839       $  1,036,055

NET INCOME (LOSS)
  Steel mills                                   $     17,758       $     49,973
  Downstream products                                  6,620              8,842
  Corp/eliminations/other                            (45,119)           (47,683)
  TOTAL                                         $    (20,741)      $     11,132

DEPRECIATION AND AMORTIZATION EXPENSE
  Steel mills                                   $     76,674       $     46,460
  Downstream products                                  4,383              3,775
  Corp/eliminations/other                              6,859              9,620
  TOTAL                                         $     87,916       $     59,855

SEGMENT ASSETS
  Steel mills                                   $  1,545,619       $  1,424,363
  Downstream products                                169,599            122,425
  Corp/eliminations/other                              6,990             30,646
  TOTAL                                         $  1,722,208       $  1,577,434

SEGMENT GOODWILL
  Steel mills                                   $     90,889       $     89,181
  Downstream products                                 25,675             25,193
  TOTAL                                         $    116,564       $    114,374

CAPITAL EXPENDITURES
  Steel mills                                   $     55,152       $     24,581
  Downstream products                                  2,198              7,131
  Corp/eliminations/other                              1,853              1,770
  TOTAL                                         $     59,203       $     33,482

                                            Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

Geographic data is as follows:

                                        UNITED STATES      CANADA           TOTAL
                                        -------------      ------           -----
DECEMBER 31, 2003
Revenue from external customers         $   1,480,901    $   446,938     $ 1,927,839
Long-lived assets                             652,557        266,650         919,207

DECEMBER 31, 2002
Revenue from external customers         $     862,300    $   173,755     $ 1,036,055
Long-lived assets                             665,697        233,251         898,948

                                                   YEAR ENDED        YEAR ENDED
                                                  DECEMBER 31,      DECEMBER 31,
REVENUES BY PRODUCT LINES                             2003              2002
-------------------------                         ------------      ------------
Mill finished goods
  Stock rebar                                     $    433,396      $    198,460
  Merchant bar/special sections                        791,917           440,909
  Rods                                                 194,043            47,060
  Flat rolled                                          215,380            38,572
TOTAL MILL FINISHED GOODS                            1,634,736           725,001

Billets                                                 17,850            15,313
TOTAL MILL PRODUCTS                                  1,652,586           740,314

Other mill segments                                          -            31,101
Fabricating and downstream                             275,253           264,640
TOTAL SEGMENT REVENUES                            $  1,927,839      $  1,036,055

NOTE 18 - FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS

Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of December 31, 2003 and 2002 and for the years ended December 31, 2003, and 2002 is disclosed to comply with the reporting requirements of the Company's Subsidiary Guarantors. The Subsidiary Guarantors are wholly owned Subsidaries of the Company that have fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due in 2011. The non-Guarantors are subsidiaries of the Company, and non-wholly owned subsidiaries like Ameristeel Bright Bar, which have not fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. Consolidating financial information follows.

Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET - DECEMBER 31, 2003 (US$ in thousands)

                                                       GERDAU
                                                     AMERISTEEL                     NON-
                                          GUSAP      CORPORATION   GUARANTORS    GUARANTORS    ELIMINATIONS   CONSOLIDATED
                                       -----------   -----------   ----------    ----------    ------------   ------------
ASSETS
Current Assets
  Cash and cash equivalents            $         -   $     3,033   $     5,813   $     1,613   $          -   $     10,459
  Accounts receivable, net                       -        45,425       158,475        29,431              -        233,331
  Inventories                                    -        71,477       279,976        25,005              -        376,458
  Deferred tax assets                            -             -        13,269             -              -         13,269
  Other current assets                           -         6,101        14,495         1,012              -         21,608
TOTAL CURRENT ASSETS                             -       126,036       472,028        57,061              -        655,125
PROPERTY, PLANT AND EQUIPMENT                    -       175,654       603,209       140,344             -        919,207
INVESTMENT IN SUBSIDIARIES                 445,946       687,222       334,465             -     (1,467,633)             -
OTHER ASSETS                                     -           124           (52)          132              -            204
GOODWILL                                         -             -       111,877         4,687              -        116,564
DEFERRED FINANCING COSTS                    10,977           145         4,902            39              -         16,063
DEFERRED TAX ASSETS                              -        34,253       (53,667)       34,459              -         15,045
TOTAL ASSETS                           $   456,923   $ 1,023,434   $ 1,472,762   $   236,722   $ (1,467,633)  $  1,722,208

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                     $         -   $    44,798   $   163,114   $    23,440   $          -   $    231,352
  Intercompany                               4,696       111,628             -             -       (116,324)             -
  Accrued salaries, wages
  and employee benefits                          -         3,297        26,435             -              -         29,732
  Accrued Interest                          21,360         1,433           937                                      23,730
  Other current liabilities                   (895)       10,873        23,558           821              -         34,357
  Bank indebtedness                              -             -         1,524           531              -          2,055
  Current portion of
  long-term borrowings                           -             -           798           452              -          1,250
TOTAL CURRENT LIABILITIES                   25,161       172,029       216,366        25,244       (116,324)       322,476
ACCRUED BENEFIT OBLIGATION                       -        51,076        23,278             -              -         74,354
LONG-TERM BORROWINGS                       397,271        75,078        87,669         6,945              -        566,963
CONVERTIBLE DEBENTURE                            -        96,719             -             -              -         96,719
RELATED PARTY BORROWINGS                         -       (72,681)       73,127      (115,437)       114,991              -
DEFERRED TAX LIABILITIES                         -             -        64,355             -              -         64,355
OTHER LIABILITIES                                -            53        45,778             -              -         45,831
TOTAL LIABILITIES                          422,432       322,274       510,573       (83,248)        (1,333)     1,170,698

SHAREHOLDERS' EQUITY

  Capital Stock                             61,109       727,862       951,354       317,220     (1,509,944)       547,601
  Retained earnings
  (accumulated deficit)                    (16,987)       11,242       (33,584)       20,183           (266)       (19,412)
  Cumulative translation adjustment         (9,631)      (37,944)       44,419       (17,433)        43,910         23,321
TOTAL SHAREHOLDERS' EQUITY                  34,491       701,160       962,189       319,970     (1,466,300)       551,510
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                 $   456,923   $ 1,023,434   $ 1,472,762   $   236,722   $ (1,467,633)  $  1,722,208

                                            Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET - DECEMBER 31, 2002 (US$ in thousands)

                                                         GERDAU
                                                       AMERISTEEL                     NON-
                                             GUSAP     CORPORATION    GUARANTORS   GUARANTORS    ELIMINATIONS  CONSOLIDATED
                                         -----------   -----------    ----------   ----------    ------------  ------------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents              $         -   $     9,118   $     2,161   $     5,082   $         -   $    16,361
  Accounts receivable, net                         -        25,950       129,113        21,480        (3,798)      172,745
  Inventories                                      -        47,883       281,879        21,797          (159)      351,400
  Deferred tax assets                              -        32,019       (57,001)       36,399             -        11,417
  Other current assets                             -             -         2,923            74             -         2,997
TOTAL CURRENT ASSETS                               -       114,970       359,075        84,832        (3,957)      554,920
PROPERTY, PLANT AND EQUIPMENT                      -       100,040       656,939       141,616           353       898,948
INVESTMENT IN SUBSIDIARIES                    94,208             -         8,356          (562)     (102,002)
GOODWILL                                           -             -       109,687         4,687             -       114,374
DEFERRED FINANCING COSTS                           -             -         2,514             -             -         2,514
DEFERRED TAX ASSETS                                -         6,033             -             -             -         6,033
OTHER ASSETS                                   1,201          (440)         (159)           43             -           645
TOTAL ASSETS                             $    95,409   $   220,603   $ 1,136,412   $   230,616   $  (105,606)  $ 1,577,434

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                       $         -   $    30,298   $   121,968   $    22,445   $    (4,377)  $   170,334
  Accrued salaries, wages
  and employee benefits                            -         4,436        19,360         3,546             -        27,342
  Other current liabilities                     (837)        1,939        42,110            55             -        43,267
  Interest payable                               145         1,497         1,723            30             -         3,395
  Bank indebtedness                                -        24,880        (7,185)        5,684             -        23,379
  Current portion of
  long-term borrowings                        14,501             -        68,906           535             -        83,942
TOTAL CURRENT LIABILITIES                     13,809        63,050       246,882        32,295        (4,377)      351,659
LONG TERM BORROWINGS,
LESS CURRENT PORTION                          35,500       146,967       222,804         6,562             -       411,833
CONVERTIBLE DEBENTURES                             -        79,134             -             -             -        79,134
RELATED PARTY BORROWINGS                      23,398             -       (23,398)            -             -             -
ACCRUED BENEFIT OBLIGATION                         -             -        70,166             -             -        70,166
OTHER LIABILITIES                                  -        13,099        16,076             -             -        29,175
DEFERRED TAX LIABILITIES                           -             -        87,616           222           353        88,191
MINORITY INTEREST                                  -             -        33,312             -             -        33,312
TOTAL LIABILITIES                             72,707       302,250       653,458        39,079        (4,024)    1,063,470

SHAREHOLDERS' EQUITY

  Capital stock                               22,385       (81,647)      483,473       190,610      (101,421)      513,400
  Retained earnings
  (accumulated deficit)                          317             -           246           927          (161)        1,329
  Cumulative translation  adjustment               -             -          (765)            -             -          (765)
TOTAL SHAREHOLDERS' EQUITY                    22,702       (81,647)      482,954       191,537      (101,582)      513,964
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                     $    95,409   $   220,603   $ 1,136,412   $   230,616   $  (105,606)  $ 1,577,434

Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003 (US$ in thousands)

                                                           GERDAU
                                                         AMERISTEEL                     NON-
                                              GUSAP      CORPORATION   GUARANTORS    GUARANTORS    ELIMINATIONS   CONSOLIDATED
                                           -----------   -----------   -----------   -----------   ------------   ------------
OPERATING ACTIVITIES
Net (loss) income                          $   (17,305)  $    (8,551)  $   (14,036)  $    19,256   $       (105)  $    (20,741)
Adjustment to reconcile net income
(loss) to net cash provided by
(used for) operating activities:
  Depreciation                                       -        14,534        58,814         9,904              -         83,252
  Amortization                                   2,094         5,321        (1,134)       (1,617)             -          4,664
  Deferred income taxes                              -        (6,582)      (15,939)         (198)             -        (22,719)
  Loss on disposition of
  property, plant and equipment                      -             -           192             -              -            192
  Foreign exchange on
  related party loans                            4,707         2,534             -             -              -          7,241
Changes in operating assets
and liabilities, net of acquisitions:
  Accounts receivable                                -        (1,311)      (39,365)      (10,396)             -        (51,072)
  Inventories                                        -           593         1,711        (2,567)             -           (263)
  Other assets                                   1,201        (3,246)       (4,481)          472              -         (6,054)
  Liabilities                                   20,400        33,728        (8,892)        4,156              -         49,392
Intercompany                                         -       129,449       (88,555)        2,667        (43,561)             -
NET CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES                            11,097       166,469      (111,685)       21,677        (43,666)        43,892

INVESTING ACTIVITIES

Investments                                   (362,715)     (840,572)     (682,795)     (108,024)     1,994,106              -
Additions to property,
plant and equipment                                  -        (7,979)      (47,172)       (4,052)             -        (59,203)
Proceeds from dispositions                           -             -         2,643             -              -          2,643
NET CASH USED IN INVESTING ACTIVITIES         (362,715)     (848,551)     (727,324)     (112,076)     1,994,106        (56,560)

FINANCING ACTIVITIES

  Term debt payments                                 -             -        (9,395)            -              -         (9,395)
  Proceeds from issuance of new debt           357,941       (61,281)     (191,321)            -        437,018        542,357
  (Payment) borrowing of short-term
  and long-term borrowings, net                      -      (110,567)      (49,122)       (6,658)      (343,706)      (510,053)
  Increase in related party loans              (34,069)      (21,096)      222,827      (119,022)       (48,640)             -
  Additions to deferred  financing costs       (10,977)            -        (4,662)            -              -        (15,639)
  Issuance of common stock                      38,723       869,228       874,551       212,610     (1,995,112)             -
  Changes in minority interest                       -             -          (217)            -              -           (217)
  Subsidiary stock activity                          -             -             -             -              -              -
NET CASH (USED FOR)PROVIDED BY
FINANCING ACTIVITIES                           351,618       676,284       842,661        86,930     (1,950,440)         7,053
Effect of exchange rate changes                      -          (287)            -             -              -           (287)
(DECREASE) INCREASE IN
CASH AND CASH EQUIVALENTS                            -        (6,085)        3,652        (3,469)             -         (5,902)
CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD                               -         9,118         2,161         5,082              -         16,361
CASH AND CASH EQUIVALENTS
AT END OF PERIOD                           $         -   $     3,033   $     5,813   $     1,613   $          -   $     10,459

                                            Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002 (US$ in thousands)

                                                         GERDAU
                                                       AMERISTEEL                     NON-
                                            GUSAP      CORPORATION    GUARANTORS   GUARANTORS    ELIMINATIONS  CONSOLIDATED
                                         -----------   -----------    ----------   ----------    ------------  ------------
OPERATING ACTIVITIES
Net (loss) income                        $     7,098   $      (743)  $     2,633   $     4,158   $     (2,014)  $     11,132
Adjustment to reconcile net income
(loss) to net cash provided by (used
for) operating activities:
  Depreciation                                     -         1,576        52,782         4,242             83         58,683
  Amortization                                     -             -         1,167             5              -          1,172
  Deferred income taxes                            -        (1,518)      (10,017)        1,268           (161)       (10,428)
  Loss on disposition of
  property, plant and equipment                    -             -         1,044             -              -          1,044
  Unrealized foreign exchange
  on related party loans                           -             -           436             -              -            436
  Changes in operating assets
  and liabilities, net of acquisitions:
  Accounts receivable                              -        16,125           878           874          3,556         21,433
  Inventories                                      -        (3,535)      (15,261)          794             11        (17,991)
  Other assets                                   705        (4,410)       (5,544)          188              -         (9,061)
  Liabilities                                  2,739        (3,710)      (13,140)       (5,156)        (3,085)       (22,352)
NET CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES                          10,542         3,785        14,978         6,373         (1,610)        34,068

INVESTING ACTIVITIES

  Additions to property,
  plant and equipment                              -          (265)      (34,620)        1,325             78        (33,482)
  Purchase price for acquisitions                  -             -        (6,856)            -              -         (6,856)
  Cash acquired in acquisition                     -         1,688           131        16,646              -         18,465
  Proceeds from dispositions                       -             -           489             -              -            489
NET CASH USED IN INVESTING ACTIVITIES              -         1,423       (40,856)       17,971             78        (21,384)

FINANCING ACTIVITIES

  Term debt payments                            (466)            -       (29,037)            -              -        (29,503)
  Revolving credit
  borrowings (payments)                            -         3,910        39,344       (15,981)             -         27,273
  Increase in related
  party loans                               (137,363)            -       139,113        (1,750)             -
  Additions to deferred
  financing costs                                  -             -           705             -              -            705
  Changes in minority interest                     -             -         2,678             -              -          2,678
  Issuance of common stock                   127,287             -      (127,287)       (1,532)         1,532
  Subsidiary stock activity                        -             -          (187)            -              -           (187)
  Dividends paid                                   -             -        (2,181)            -              -         (2,181)
NET CASH (USED FOR) PROVIDED BY
FINANCING ACTIVITIES                         (10,542)        3,910        23,148       (19,263)         1,532         (1,215)
EFFECT OF EXCHANGE RATE CHANGES                    -             -          (195)            -              -           (195)
(DECREASE) INCREASE IN
CASH AND CASH EQUIVALENTS                          -         9,118        (2,925)        5,081              -         11,274
CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD                             -             -         5,086             1              -          5,087
CASH AND CASH EQUIVALENTS
AT END OF PERIOD                         $         -   $     9,118   $     2,161   $     5,082   $          -   $     16,361

Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
YEAR ENDED DECEMBER 31, 2003 (US$ in thousands)

                                                         GERDAU
                                                       AMERISTEEL                     NON-
                                            GUSAP      CORPORATION    GUARANTORS   GUARANTORS    ELIMINATIONS  CONSOLIDATED
                                         -----------   -----------   -----------   ----------    ------------  ------------

NET SALES                                          -   $   349,728   $ 1,342,731   $   240,887   $     (5,507)  $  1,927,839
OPERATING EXPENSES
Cost of sales                                      -       319,105     1,232,543       213,744         (5,514)     1,759,878
Selling and administrative               $         3        13,088        67,453         6,591            112         87,247
Depreciation                                       -        14,534        58,814         9,904              -         83,252
Other operating expense                            -        (3,671)        2,242           185              -         (1,244)
                                                   3       343,056     1,361,052       230,424         (5,402)     1,929,133

INCOME (LOSS) FROM OPERATIONS                     (3)        6,672       (18,321)       10,463          (105)        (1,294)
Amortization of deferred
financing costs                                2,094         5,321        (1,134)       (1,617)             -          4,664
Foreign Exchange                              (8,402)        1,613         7,424            91              -            726
Interest                                      23,539        20,976        14,677        (9,643)             -         49,549
                                              17,231        27,910        20,967       (11,169)             -         54,939

(LOSS) INCOME BEFORE TAXES                   (17,234)      (21,238)      (39,288)       21,632           (105)       (56,233)
INCOME TAX (BENEFIT) EXPENSE                      71        (9,067)      (28,655)        2,376              -        (35,275)
(LOSS) INCOME BEFORE MINORITY INTEREST       (17,305)      (12,171)      (10,633)       19,256           (105)       (20,958)
STOCK DIVIDENDS                                    -        (3,620)        3,620             -              -              -
MINORITY INTEREST                                  -             -           217             -              -            217
NET (LOSS) INCOME                        $   (17,305)  $    (8,551)  $   (14,036)  $    19,256   $       (105)  $    (20,741)

                                            Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
YEAR ENDED DECEMBER 31, 2002 (US$ in thousands)

                                                         GERDAU
                                                       AMERISTEEL                     NON-
                                            GUSAP      CORPORATION    GUARANTORS   GUARANTORS    ELIMINATIONS  CONSOLIDATED
                                         -----------   -----------    ----------   ----------    ------------  ------------
NET SALES                                          -   $    40,547   $   937,612   $    64,353   $     (6,457)  $  1,036,055
OPERATING EXPENSES
  Cost of sales                                    -        38,777       784,516        50,245         (6,447)       867,091
  Selling and administrative             $       725         1,591        57,570         2,288             (1)        62,173
  Depreciation                                     -         1,576        52,782         4,242             83         58,683
  Other operating expense                    (17,385)            -        12,300            13              -         (5,072)
                                             (16,660)       41,944       907,168        56,788         (6,365)       982,875

INCOME (LOSS) FROM OPERATIONS                 16,660        (1,397)       30,444         7,565            (92)        53,180
OTHER EXPENSES
  Interest                                     8,304         1,918        25,082         1,289          2,005         38,598
  Foreign exchange (gains) losses                  -             -           230             -              -            230
  Amortization of
  deferred financing costs                         -             -         1,167             5              -          1,172
                                               8,304         1,918        26,479         1,294          2,005         40,000

(LOSS) INCOME BEFORE TAXES                     8,356        (3,315)        3,965         6,271         (2,097)        13,180
INCOME TAX (BENEFIT) EXPENSE                   1,258        (2,572)         (375)        2,113            (83)           341
(LOSS) INCOME BEFORE MINORITY INTEREST         7,098          (743)        4,340         4,158         (2,014)        12,839
MINORITY INTEREST                                  -             -        (1,707)            -              -         (1,707)
NET (LOSS) INCOME                        $     7,098   $      (743)  $     2,633   $     4,158   $     (2,014)  $     11,132

Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

NOTE 19 - SUBSEQUENT EVENTS

The Company completed the exchange of its $405 million Senior Notes on January 23, 2004. The exchanged notes have substantially the same form and terms as the original outstanding notes that were offered in a private placement in the June 2003 refinancing. The exchanged notes were issued under a prospectus in Ontario and the exchanged notes and subsidiary guarantees have been registered under the U.S. Securities Act of 1933, as amended, and are not subject to restrictions on transfer.

During the first quarter of 2004, the Company obtained a $25 million, one year, 2.65% interest bearing loan from a Brazilian bank. The loan was guaranteed by Gerdau S.A.

In March 2004, the Company acquired certain assets and assumed certain liabilities of Potter Form & Tie Co., a rebar fabricator with six locations throughout the Midwest, for approximately $11.0 million. The transaction was accounted for as a business combination.

                                            Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATE OFFICERS

BOARD OF DIRECTORS

Jorge Gerdau Johannpeter
Chairman of the Board

J. Spencer Lanthier
Audit Committee Chairman

Kenneth W. Harrigan
Member of Audit and Human Resources Committees

Arthur Scace
Member of Audit and Governance Committees

Dr. Michael D. Sopko
Chairman of Human Resources and Safety,
Health and Environment Committees

Joseph J. Heffernan
Chairman of Governance Committee
and Member of Human Resource Committee

Phillip E. Casey
President and CEO and Member of Safety,
Health, and Environment Committee

Frederico Gerdau Johannpeter
Member of Gerdau SA Board of Directors

Andre B. Johannpeter
Member of Safety, Health, and
Environment Committee

CORPORATE OFFICES

Phillip E. Casey
President and CEO

Tom J. Landa
Vice President, Finance, and
Chief Financial Officer Corporate Secretary

Andre B. Johannpeter
Vice President, Business Development

Michael P. Mueller
Vice President, Southeast Steel Operations

Paulo Vasconcellos
Vice President, Northeast Steel Operations

Andre Beaudry
Vice President, Steel Product Sales

Robert P. Muhlhan
Vice President, Procurement,
Logistics and Government Affairs

James F. Oliver
Vice President, Strategic Development

James S. Rogers
Vice President, Human Resources

Harley L. Scardoelli
Treasurer

Robert Powell
Corporate Controller

OPERATIONS

J. Neal McCullohs
Vice President, Fabricated Reinforcing Steel Products

Garry A. Leach
Vice President, MRM Special Sections

Robert L. Bullard
Vice President, Perth Amboy Mill

Glen A. Beeby
Vice President, Cambridge Mill

Wib G. Manuel
Vice President, Jackson Mill

Roger Paiva
Vice President, Whitby Mill

Arlan Piepho
Vice President, Knoxville Mill

Anthony S. Read
Vice President, Charlotte Mill

William E. Rider
Vice President, Sayreville Mill

Donald R. Shumake
Vice President, Jacksonville Mill

Edward C. Woodrow
Vice President, Cartersville Mill

Matthew C. Yeatman
Vice President, Canadian Recycling Operations

Richard E. Danhoff
Assistant Vice President, Rail Products

Steve Higley
Assistant Vice President, Cold Drawn Products

Al J. Theriot
Assistant Vice President, Atlas Steel & Wire

Annual Report 2003 Gerdau Ameristeel

CORPORATE INFORMATION

LISTING OF CAPITAL STOCK AND CONVERTIBLE DEBENTURES

The shares and convertible debentures of the Company are listed on the Toronto Stock Exchange under the ticker symbols GNA. TO and GNAdb. TO respectively.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the shares of the Company is The CIBC Mellon Trust Company at its offices in Toronto, Montreal, Winnipeg, Calgary, Regina, Vancouver and Halifax.

SHAREHOLDER INFORMATION

Shareholders seeking information or assistance concerning their accounts may contact The CIBC Mellon Trust Company through the Shareholder Inquiry Line:
Toronto: (416)643.5500. Outside Toronto and U.S.: 1.800.387.0825.

FINANCIAL CALENDAR

Fiscal year end: December 31. Annual Meeting: May 6, 2004.

THE ANNUAL MEETING OF THE SHAREHOLDERS

The Annual Meeting of the Shareholders of Gerdau Ameristeel Corporation will be held at the Toronto Westin Harbour Castle, Queen's Quay Room on Thursday, May 6, 2004, at 10 a.m. EST.

INVESTOR INFORMATION

Shareholders or other interested parties seeking assistance or information about the Company are invited to contact Tom Landa, Vice President and Chief Financial Officer, at the Executive Offices or via e-mail: IR@gerdauameristeel.com.

GERDAU AMERISTEEL CORPORATION

Executive Office
5100 W. Lemon St., Suite 312
Tampa, FL 33609
Phone: (813) 286.8383
www.gerdauameristeel.com

Gerdau Ameristeel - Investor Relations
Phone: (813) 207.2300
Fax: (813) 207.2328
ir@gerdauameristeel.com

GERDAU

Av. Farrapos, 1811 - 90220-005
Porto Alegre - RS - Brasil
Phone: +55 (51)3323.2000
www.gerdau.com.br

Gerdau - Investor Relations
Phone: +55(51) 3323.2703
Fax: +55 (51) 3323.2281
inform@gerdau.com.br

                                                        [GERDAU AMERISTEEL LOGO]